  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON OCTOBER 1, 1996

                                                 REGISTRATION NO. 333-12569

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                          WASHINGTON, D.C. 20549-1004

                               ----------------

                                   AMENDMENT
                                    NO. 1 TO
                             REGISTRATION STATEMENT
                                       ON
                                    FORM S-6

                               ----------------

                   FOR REGISTRATION UNDER THE SECURITIES ACT
                    OF 1933 OF SECURITIES OF UNIT INVESTMENT
                        TRUSTS REGISTERED ON FORM N-8B-2

A. EXACT NAME OF TRUST:

                 EVEREN UNIT INVESTMENT TRUSTS, SERIES 52

B. NAME OF DEPOSITOR:

                         EVEREN UNIT INVESTMENT TRUSTS
                      a service of EVEREN Securities, Inc.

C. COMPLETE ADDRESS OF DEPOSITOR'S PRINCIPAL EXECUTIVE OFFICES:

                        77 West Wacker Drive, 29th Floor
                            Chicago, Illinois 60601

D. NAME AND COMPLETE ADDRESS OF AGENT FOR SERVICE:

                                                        Copy to:
            ROBERT K. BURKE                          MARK J. KNEEDY
     EVEREN Unit Investment Trusts               c/o Chapman and Cutler
    77 West Wacker Drive, 29th Floor             111 West Monroe Street
        Chicago, Illinois 60601                 Chicago, Illinois 60603

                        CALCULATION OF REGISTRATION FEE
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    TITLE AND AMOUNT OF                                       PROPOSED MAXIMUM             AMOUNT OF
SECURITIES BEING REGISTERED                               AGGREGATE OFFERING PRICE     REGISTRATION FEE
------------------------------------------------------------------------------------------------------------
Series 52                    An indefinite number of             Indefinite        $500.00 (previously paid)
                              Units of Beneficial Inter-
                              est pursuant to Rule 24f-2
                              under the Investment Com-
                              pany Act of 1940

E. APPROXIMATE DATE OF PROPOSED SALE TO PUBLIC:

 As soon as practicable after the effective date of the Registration Statement.

[X]Check box if it is proposed that this filing will become effective at 2:00
   P.M. on October 1, 1996 pursuant to paragraph (b) of Rule 487.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

  The registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a) may determine.

                 EVEREN UNIT INVESTMENT TRUSTS, SERIES 52

                               ----------------

                             CROSS-REFERENCE SHEET

                 (FORM N-8B-2 ITEMS REQUIRED BY INSTRUCTIONS AS
                         TO THE PROSPECTUS IN FORM S-6)

                 Form N-8B-2                              Form S-6
                 Item Number                       Heading in Prospectus
                 -----------                       ---------------------

                    I. ORGANIZATION AND GENERAL INFORMATION
  1. (a)Name of trust...................   Prospectus front cover
     (b)Title of securities issued......   Essential Information
  2. Name and address of each depositor.   Administration of the Trusts
  3. Name and address of trustee........   Administration of the Trusts
  4. Name and address of principal
      underwriters......................   *
  5. State of organization of trust.....   The Fund
  6. Execution and termination of trust
      agreement.........................   The Fund; Administration of the Trusts
  7. Changes of name....................   The Fund
  8. Fiscal year........................   *
  9. Litigation.........................   *

                    II. GENERAL DESCRIPTION OF THE TRUST AND
                            SECURITIES OF THE TRUST
 10. (a)Registered or bearer securities.   Unitholders
     (b)Cumulative or distributive
          securities....................   The Fund
     (c)Redemption......................   Redemption
     (d)Conversion, transfer, etc.......   Unitholders; Market for Units
     (e)Periodic payment plan...........   *
     (f)Voting rights...................   Unitholders
     (g)Notice of certificateholders....   Investment Supervision; Administration
                                           of the Trusts; Unitholders
     (h)Consents required...............   Unitholders; Administration of the
                                           Trusts
     (i)Other provisions................   Federal Tax Status
 11. Type of securities comprising         The Fund; The Trust Portfolios;
      units.............................   Portfolios
 12. Certain information regarding
      periodic payment certificates.....   *
 13. (a)Load, fees, expenses, etc.......   Essential Information; Public Offering
                                           of Units; Expenses of the Trusts
     (b)Certain information regarding
          periodic payment certificates.   *
     (c)Certain percentages.............   Essential Information; Public Offering
                                           of Units
     (d)Certain other fees, etc. payable
          by holders....................   Unitholders
     (e)Certain profits receivable by
          depositor, principal
          underwriters, trustee or         Expenses of the Trust; Public Offering
          affiliated persons............   of Units
     (f)Ratio of annual charges to
          income........................   *
 14. Issuance of trust's securities.....   The Fund; Unitholders
 15. Receipt and handling of payments
      from purchasers...................   *
 16. Acquisition and disposition of        The Fund; The Trust Portfolios;
      underlying securities.............   Investment Supervision; Market for
                                           Units
 17. Withdrawal or redemption...........   Redemption; Public Offering of Units

--------
* Inapplicable, answer negative or not required.

                  Form N-8B-2                              Form S-6
                  Item Number                       Heading in Prospectus
                  -----------                       ---------------------
 18. (a)Receipt, custody and disposition
          of income......................   Unitholders
     (b)Reinvestment of distributions....   Unitholders
     (c)Reserves or special funds........   Expenses of the Trusts
     (d)Schedule of distributions........   *
 19. Records, accounts and reports.......   Unitholders; Redemption;
                                            Administration of the Trusts
 20. Certain miscellaneous provisions of
      trust agreement
     (a)Amendment........................   Administration of the Trusts
     (b)Termination......................
     (c)and (d) Trustee, removal and
          successor......................
     (e) and (f) Depositor, removal and
          successor......................
 21. Loans to security holders...........   *
 22. Limitations on liability............   Administration of the Trusts
 23. Bonding arrangements................   *
 24. Other material provisions of trust
      agreement..........................   *

        III. ORGANIZATION, PERSONNEL AND AFFILIATED PERSONS OF DEPOSITOR
 25. Organization of depositor...........   Administration of the Trusts
 26. Fees received by depositor..........   See Items 13(a) and 13(e)
 27. Business of depositor...............   Administration of the Trusts
 28. Certain information as to officials
      and affiliated persons of
      depositor..........................   Administration of the Trusts
 29. Voting securities of depositor......
 30. Persons controlling depositor.......
 31. Payment by depositor for certain
      services rendered to trust.........   *
 32. Payment by depositor for certain
      other services rendered to trust...   *
 33. Remuneration of employees of
      depositor for certain services
      rendered to trust..................   *
 34. Remuneration of other persons for
      certain services rendered to trust.   *

                        IV. DISTRIBUTION AND REDEMPTION
 35. Distribution of Trust's securities
      by states..........................   Public Offering of Units
 36. Suspension of sales of trust's
      securities.........................   *
 37. Revocation of authority to
      distribute.........................
 38. (a)Method of Distribution...........   Public Offering of Units;
     (b)Underwriting Agreements..........   Market for Units;
     (c)Selling Agreements...............   Public Offering of Units
 39. (a)Organization of principal
          underwriters...................   Administration of the Trusts
     (b)N.A.S.D. membership of principal
          underwriters...................
 40. Certain fees received by principal
      underwriters.......................   See Items 13(a) and 13(e)
 41. (a)Business of principal
          underwriters...................   Administration of the Trusts
     (b)Branch offices of principal
          underwriters...................   *
     (c)Salesmen of principal
          underwriters...................
 42. Ownership of trust's securities by
      certain persons....................
 43. Certain brokerage commissions
      received by principal underwriters.   Public Offering of Units
 44. (a)Method of valuation..............   Public Offering of Units
     (b)Schedule as to offering price....   *
     (c)Variation in offering price to
          certain persons................   Public Offering of Units
 45. Suspension of redemption rights.....   Redemption;
 46. (a)Redemption valuation.............   Redemption Market for Units; Public
                                            Offering of Units
     (b)Schedule as to redemption price..   *
 47. Maintenance of position in             Market for Units; Public Offering of
      underlying securities..............   Units; Redemption

--------
* Inapplicable, answer negative or not required.

                   Form N-8B-2                                Form S-6
                   Item Number                         Heading in Prospectus
                   -----------                         ---------------------

               V. INFORMATION CONCERNING THE TRUSTEE OR CUSTODIAN
 48. Organization and regulation of trustee.   Administration of the Trusts
 49. Fees and expenses of trustee...........   Expenses of the Trusts
 50. Trustees lien..........................

         VI. INFORMATION CONCERNING INSURANCE OF HOLDERS OF SECURITIES
 51. Insurance of holders of trust's
      securities............................   Cover Page; Expenses of the Trusts

                           VII. POLICY OF REGISTRANT
 52. (a)Provisions of trust agreement with
          respect to selection or
          elimination of underlying
          securities........................   The Fund; Investment Supervision
     (b)Transactions involving elimination
          of underlying securities..........   *
     (c)Policy regarding substitution or
          elimination of underlying
          securities........................   Investment Supervision
     (d)Fundamental policy not otherwise
          covered...........................   *
 53. Tax status of Trust....................   Essential Information; Portfolios;
                                               Federal Tax Status

                  VIII. FINANCIAL AND STATISTICAL INFORMATION
 54. Trust's securities during last ten
      years.................................   *
 55.
 56. Certain information regarding periodic
      payment certificates..................
 57.
 58.
 59. Financial statements (Instruction 1(c)
      to Form S-6)..........................   *




--------
* Inapplicable, answer negative or not required.

EVEREN UNIT INVESTMENT TRUSTS, SERIES 52

DEFINED GROWTH STRATEGY 5, SERIES 3 (OCTOBER 1996 SERIES)

DEFINED GROWTH STRATEGY 10, SERIES 3 (OCTOBER 1996 SERIES)

Defined Growth Strategy 5, Series 3 (October 1996 Series) ("The 5") was formed with the investment objective of obtaining an above-average total return through a combination of capital appreciation and dividend income by investing in a portfolio of the five companies with the lowest per share stock price of the ten companies in the Dow Jones Industrial Average that have the highest dividend yield as of the close of business on the day prior to the Initial Date of Deposit.

Defined Growth Strategy 10, Series 3 (October 1996 Series) ("The 10") was formed with the investment objective of obtaining above-average total return through a combination of capital appreciation and dividend income by investing in a portfolio of the ten companies in the Dow Jones Industrial Average that have the highest dividend yield as of the close of business on the day prior to the Initial Date of Deposit.

The Dow Jones Industrial Average ("DJIA") is the property of Dow Jones & Company, Inc. Dow Jones & Company, Inc. has not granted to the Trusts or the Sponsor a license to use the DJIA. Dow Jones & Company, Inc. has not participated in any way in the creation of the Trusts or in the selection of stocks included in the Trust and has not approved any information herein relating thereto. Units are not designed so that their prices will parallel or correlate with movements in the DJIA, and it is expected that their prices will not parallel or correlate with such movements. There is, of course, no assurance that the Trusts will achieve their objectives.

Units of the Trusts are not deposits or obligations of, or guaranteed by, any bank, and the Units are not federally insured or otherwise protected by the Federal Deposit Insurance Corporation and involve investment risk including loss of principal.

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

     The investor is advised to read and retain this Prospectus for future reference.

              THE DATE OF THIS PROSPECTUS IS OCTOBER 1, 1996.

SUMMARY

THE FUND. Defined Growth Strategy 5, Series 3 (October 1996 Series) and Defined Growth Strategy 10, Series 3 (October 1996 Series) are separate underlying unit investment trusts included in EVEREN Unit Investment Trusts, Series 52 (the "Fund"), an investment company registered under the Investment Company Act of 1940.

Each Trust initially consists of securities and delivery statements (i.e., contracts) to purchase common stocks issued by companies selected in accordance with the investment strategy of such Trust. For the criteria used by the Sponsor in selecting the Securities, see "The Trust Portfolios--Securities Selection." The value of all portfolio Securities and, therefore, the value of the Units may be expected to fluctuate in value depending on the full range of economic and market influences affecting corporate profitability, the financial condition of issuers and the prices of equity securities in general and the Securities in particular. Capital appreciation and dividend income are, of course, dependent upon several factors including, among other factors, the financial condition of the issuers of the Securities (see "The Trust Portfolios").

Additional Units of a Trust may be issued at any time by depositing in the Trust additional Securities or contracts to purchase additional Securities together with irrevocable letters of credit or cash as provided under "The Fund."

Each Unit of a Trust initially offered represents that undivided interest in such Trust indicated under "Essential Information" (as may be adjusted pursuant to footnote 1 thereto). To the extent that any Units are redeemed by the Trustee or additional Units are issued as a result of additional Securities being deposited by the Sponsor, the fractional undivided interest in the related Trust represented by each unredeemed Unit will increase or decrease accordingly, although the actual interest in such Trust represented by such fraction will remain unchanged. Units will remain outstanding until redeemed upon tender to the Trustee by Unitholders, which may include the Sponsor, or until the termination of the Trust Agreement.

PUBLIC OFFERING PRICE. The Public Offering Price per Unit of each Trust is based on the underlying value of the Securities in such Trust plus the applicable initial sales charge described under "Public Offering Of Units-- Public Offering Price." Unitholders will also be assessed a deferred sales charge as set forth under "Public Offering Of Units--Public Offering Price." If Units were purchased on the Initial Date of Deposit and held until the mandatory termination of a Trust, the total sales charge paid would be that amount set forth under "Fee Table."

DISTRIBUTIONS OF INCOME AND CAPITAL. Dividends, if any, received by the Trust will be distributed semi-annually and any funds in the Capital Account will generally be made annually. See "Unitholders--Distributions to Unitholders."

REINVESTMENT. Each Unitholder may elect to have distributions of income, capital gains and/or capital on their Units automatically invested into additional Units of the related Trust without an initial sales charge. In addition, all Unitholders may elect to have such distributions automatically reinvested into shares of any Zurich Kemper Investments, Inc. front-end load mutual fund (other than those funds sold with a contingent deferred sales charge) registered in such Unitholder's state of residence at net asset value. Such distributions will be reinvested without charge to the participant on each applicable Distribution Date. See "Unitholders--Distribution Reinvestment." A current prospectus for the reinvestment fund selected, if any, will be furnished to any investor who desires additional information with respect to reinvestment.

MARKET FOR UNITS. While under no obligation to do so, the Sponsor intends to, and certain dealers may, maintain a market for the Units of the Trusts and offer to repurchase such Units at prices subject to change at any time which are based on the current underlying closing bid prices of the Securities in the Trusts. If the supply of Units exceeds demand or if some other business reason warrants it, the Sponsor and/or the dealers may either discontinue all purchases of Units or discontinue purchases of Units at such prices. A Unitholder may also dispose of Units through redemption at the Redemption Price on the date of tender to the Trustee. See "Redemption-- Computation of Redemption Price."

INTERIM REDEMPTION AND ROLLOVER IN NEW TRUSTS. Unitholders of The 5 and The 10 Trusts will have the option of specifying by the end of the Interim Redemption and Rollover Period stated in "Essential Information" to have all of their Units redeemed and the distributed Securities sold by the Trustee, in its capacity as Distribution Agent, during the Interim Redemption and Rollover Period. (Unitholders so electing are referred to herein as "Interim Rollover Unitholders".) Unitholders who redeem their Units on or before the end of the Interim Redemption and Rollover Period will not be assessed the deferred sales charge accumulated subsequent to the Interim Redemption and Rollover Period. The Distribution Agent will appoint the Sponsor as its agent to determine the manner, timing and execution of sales of underlying Securities. The proceeds of the redemption will then be invested in Units of a new Series of The 5 and The 10 Trusts (the "1997 Fund"), if one is offered, at a reduced sales charge (anticipated to be 1.90% of the Public Offering Price of the 1997 Fund per unit per year). The Sponsor may, however, stop offering units of the 1997 Fund at any time in its sole discretion without regard to whether all the proceeds to be invested have been invested. Cash which has not been invested on behalf of the Interim Rollover Unitholders in the 1997 Fund will be distributed shortly after the Interim Redemption and Rollover Period. However, the Sponsor anticipates that sufficient units will be available, although moneys in this Fund may not be fully invested on the next business day. The portfolios of the 1997 Fund are expected to contain the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield as of a day shortly prior to the initial date of deposit of the 1997 Fund, and the five companies with the lowest per share stock price of the ten companies in the Dow Jones Industrial Average having the highest dividend yield as of the close of business a day shortly prior to the initial date of deposit of the 1997 Fund. Interim Rollover Unitholders will receive the amount of dividends in the applicable Income Account of each Trust which will be included in the reinvestment in units of the 1997 Fund.

FINAL REDEMPTION AND ROLLOVER IN NEW TRUSTS. Unitholders of The 5 and The 10 Trusts will have the option of specifying by the Final Redemption and Rollover Date stated in "Essential Information" to have all of their Units redeemed and the distributed Securities sold by the Trustee, in its capacity as Distribution Agent, on the Final Redemption and Rollover Date. (Unitholders so electing are referred to herein as "Final Rollover Unitholders".) The Distribution Agent will appoint the Sponsor as its agent to determine the manner, timing and execution of sales of underlying Securities. The proceeds of the redemption will then be invested in Units of a new Series of The 5 and The 10 Trusts (the "1998 Fund"), if one is offered, at a reduced sales charge (anticipated to be 1.90% of the Public Offering Price of the 1998 Fund per unit per year). The Sponsor may, however, stop offering units of the 1998 Fund at any time in its sole discretion without regard to whether all the proceeds to be invested have been invested. Cash which has not been invested on behalf of the Final Rollover Unitholders in the 1998 Fund will be distributed shortly after the Final Redemption and Rollover Date. However, the Sponsor anticipates that sufficient units will be available, although moneys in this Fund may not be fully invested on the next business day. The portfolios of the 1998 Fund are expected to contain the ten common stocks in the Dow Jones Industrial Average having the highest dividend yield as of a day shortly prior to the initial date of deposit of the 1998 Fund, and the five companies with the lowest per share stock price of the ten companies in the Dow Jones Industrial Average having the highest dividend yield as of a day shortly prior to the initial date of deposit of the 1998 Fund. Final Rollover Unitholders will receive the amount of dividends in the applicable Income Account of each Trust which will be included in the reinvestment in units of the 1998 Fund.

REDEMPTION IN KIND. Upon redemption of Units a Unitholder may request to receive in lieu of cash his share of each of the Securities then held by the related Trust, if (1) he would be entitled to receive at least $25,000 of proceed or if he paid at least $25,000 to acquire the Units being tendered and
(2) he has tendered for redemption prior to October 25, 1998 (see "Redemption" and "Administration of the Trusts--Amendment and Termination").

TERMINATION. No later than the date specified for each Trust under Mandatory Termination Date in "Essential Information," Securities will begin to be sold in connection with the termination of the related Trust and it is expected that all Securities in such Trust will be sold within a reasonable amount of time after the Mandatory Termination Date. The Sponsor will determine the manner, timing and execution of the sale of the underlying Securities. At termination, Unitholders not electing an in kind distribution of Securities will receive a cash distribution within a reasonable time after the related Trust is terminated. See "Unitholders--Distributions to Unitholders" and "Administration of the Trusts--Amendment and Termination."

RISK FACTORS. An investment in a Trust should be made with an understanding of the risks associated therewith, including the possible deterioration of either the financial condition of the issuers or the general condition of the stock market. An investment in The 5 may subject a Unitholder to additional risk due to the relative lack of diversity in its portfolio since the portfolio contains only five stocks. Units of the The 5 may be subject to greater market risk than other trusts which contain a more diversified portfolio of securities. For risk considerations related to the Trusts, see "Risk Factors."

EVEREN UNIT INVESTMENT TRUSTS, SERIES 52

ESSENTIAL INFORMATION

AS OF SEPTEMBER 30, 1996*
SPONSOR AND EVALUATOR: EVEREN UNIT INVESTMENT TRUSTS, A SERVICE OF EVEREN SECURITIES, INC.
           TRUSTEE: THE BANK OF NEW YORK

                                                  THE 5    THE 10
                                                  -----    ------
Number of Units (1).............................   25,215   25,216
Fractional Undivided Interest Per Unit (1)...... 1/25,215 1/25,216
Public Offering Price:
Aggregate Value of Securities in Portfolio (2).. $250,128 $249,765
Aggregate Value of Securities per Unit..........   $9.920   $9.905
Plus total sales charge (3).....................   $0.460   $0.475
Less deferred sales charge per Unit (3).........   $0.380   $0.380
Public Offering Price Per Unit (4)(5)...........  $10.000  $10.000
Redemption Price Per Unit.......................   $9.694   $9.685
Sponsor's Initial Repurchase Price Per Unit.....   $9.730   $9.715
Excess of Public Offering Price Per Unit over
 Redemption Price Per Unit......................   $0.306   $0.315
Excess of Public Offering Price Per Unit over
 Sponsor's Initial Repurchase Price Per Unit....   $0.270   $0.285
Calculation of Estimated Net Annual Dividends
 Per Unit: (6)
Estimated Gross Annual Dividends per Unit....... $0.30633 $0.34149
Less: Estimated Annual Fund Operating Expense
 per Unit....................................... $0.03326 $0.03409
Estimated Net Annual Dividends per Unit......... $0.27307 $0.30740
Estimated Annual Organizational Expenses per
 Unit (7)....................................... $0.02026 $0.21093

Minimum Value of Trust under which Trust         40% of aggregate
 Agreement may be Terminated.................... value of Securities at deposit
Interim Redemption and Rollover Period (5)...... October 31, 1997
                                                 through November
                                                 15, 1997
Final Redemption and Rollover Date.............. November 30, 1998
Liquidation Period.............................. November 30, 1998
                                                 through December
                                                 31, 1998
Mandatory Termination Date...................... November 30, 1998
Evaluator's Annual Evaluation Fee............... Maximum of $0.0020
                                                 per Unit
Trustee's Annual Fee............................ $0.008 per Unit
Record and Computation Dates (8)................ December 15 and
                                                 July 1
Distribution Dates (8).......................... December 31 and
                                                 July 15

Evaluations for purposes of sale, purchase or redemption of Units are made as of 3:15 p.m. Central Time next following receipt of an order for a sale or purchase of Units or receipt by the Trustee of Units tendered for redemption.
* The business day prior to the Initial Date of Deposit
---------------------
(1) As of the close of business on the Initial Date of Deposit, the number of Units of each Trust may be adjusted so that the aggregate value of Securities per Unit will equal approximately $10. Therefore, to the extent of any such adjustment the fractional undivided interest per Unit will increase or decrease accordingly from the amounts indicated above.

(2) Each Security is valued at the closing offer price on the New York Stock Exchange.

(3) The total sales charge consists of an initial sales charge and a deferred sales charge. For The 5 and The 10, the initial sales charge is equal to 0.80% and 0.95% of the Public Offering Price, respectively. Based on the Public Offering Price on the business day prior to the Initial Date of Deposit the total sales charges for The 5 and The 10 are 4.6% and 4.75%, respectively (equivalent to 4.822% and 4.987%, respectively, of the net amount invested). The deferred sales charge is equal to $0.190 per Unit per year for The 5 and The 10. To the extent the Public Offering Price increases or decreases, the total sales charge percentage will decrease or increase, respectively, from those amounts indicated.

(4) On the Initial Date of Deposit there will be no accumulated dividends in the Income Account. Anyone ordering Units after such date will pay his pro rata share of any accumulated dividends in such Income Account.

(5) Unitholders who redeem their Units on or before December 15, 1997 will not be assessed the deferred sales charge accumulated subsequent to such date.

(6) The estimated annual dividends per Unit is based primarily on the most recent dividend declarations. The actual net annual dividends per Unit may be greater than or less than the amount shown depending on the actual dividends collected and expenses incurred by the applicable Trust.

(7) Each Trust (and therefore Unitholders) will bear all or a portion of its organizational costs (including costs of preparing the registration statement, the trust indenture and other closing documents, registering Units with the Securities and Exchange Commission and states, the initial audit of the portfolio and the initial fees and expenses of the Trustee but not including the expenses incurred in the preparation and printing of brochures and other advertising materials and any other selling expenses) as is common for mutual funds. It is intended that total organizational expenses will be amortized over the first 12 months of the trust's life. See "Expenses of the Trusts" and "Statements of Condition." Historically, the sponsors of unit investment trusts have paid all the costs of establishing such trusts.

(8) Distributions from the Income Account, if any, will be made commencing on December 31, 1996. Distributions from the Capital Account, whenever the balance exceeds 1% of Trust net assets, will normally be made in the subsequent month.

FEE TABLE

This Fee Table is intended to assist investors in understanding the costs and expenses that an investor in a Trust will bear directly or indirectly. See "Public Offering of Units" and "Expenses of the Trusts." Although each Trust is a unit investment trust rather than a mutual fund and may have a term of less than the periods indicated, this information is presented to permit a comparison of fees.

                                     THE 5

                                                                      AMOUNT PER
                                                                         UNIT
                                                                      ----------
UNITHOLDER TRANSACTION EXPENSES (AS OF THE INITIAL DATE OF
 DEPOSIT)
 (AS A PERCENTAGE OF OFFERING PRICE)
 Initial Sales Charge.....................................   0.80%(1)   $0.080
 Deferred Sales Charge (accumulated prior to Interim
  Redemption and Rollover Period).........................   1.90%(2)    0.190
 Deferred Sales Charge (accumulated subsequent to Interim
  Redemption and Rollover Period) (3).....................   1.90%(2)    0.190
                                                            ------     -------
Total Sales Charge........................................   4.60%(4)   $0.460
                                                            ======     =======
ESTIMATED ANNUAL FUND OPERATING EXPENSES (AS OF THE
 INITIAL DATE OF DEPOSIT)
 (AS A PERCENTAGE OF NET ASSETS)
 Trustee's Fee............................................  0.080%     $0.0080
 Portfolio Evaluation Fees................................  0.020%      0.0020
 Organizational Expenses..................................  0.203%      0.0203
 Other Operating Expenses.................................  0.030%      0.0030
                                                            ------     -------
   Total..................................................  0.333%(5)  $0.0333
                                                            ======     =======

                                    EXAMPLE

                                               CUMULATIVE EXPENSES PAID FOR
                                                        PERIOD OF:
                                              -------------------------------
                                              1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                              ------ ------- ------- --------
An investor would pay the following expenses
 on a $1,000 investment, assuming the
 applicable sales charges and an initial
 estimated operating expense ratio of 0.333%
 on the Trust, a 5% annual return and
 redemption at the end of each time period...  $31     $78     N/A     N/A

                                     THE 10

                                                                      AMOUNT PER
                                                                         UNIT
                                                                      ----------
UNITHOLDER TRANSACTION EXPENSES (AS OF THE INITIAL DATE OF
 DEPOSIT)
 (AS A PERCENTAGE OF OFFERING PRICE)
 Initial Sales Charge.....................................   0.95%(1)   $0.095
 Deferred Sales Charge (accumulated prior to Interim
  Redemption and Rollover Period).........................   1.90%(2)    0.190
 Deferred Sales Charge (accumulated subsequent to Interim
  Redemption and Rollover Period) (3).....................   1.90%(2)    0.190
                                                            ------     -------
Total Sales Charge........................................   4.75%(4)   $0.475
                                                            ======     =======
ESTIMATED ANNUAL FUND OPERATING EXPENSES (AS OF THE
 INITIAL DATE OF DEPOSIT)
 (AS A PERCENTAGE OF NET ASSETS)
 Trustee's Fee............................................  0.080%     $0.0080
 Portfolio Evaluation Fees................................  0.020%      0.0020
 Organizational Expenses..................................  0.211%      0.0211
 Other Operating Expenses.................................  0.030%      0.0030
                                                            ------     -------
   Total..................................................  0.341%(5)  $0.0341
                                                            ======     =======

                                    EXAMPLE

                                               CUMULATIVE EXPENSES PAID FOR
                                                        PERIOD OF:
                                              -------------------------------
                                              1 YEAR 3 YEARS 5 YEARS 10 YEARS
                                              ------ ------- ------- --------
An investor would pay the following expenses
 on a $1,000 investment, assuming the
 applicable sales charges and an initial
 estimated operating expense ratio of 0.341%
 on the Trust, a 5% annual return and
 redemption at the end of each time period...  $32     $80     N/A     N/A

The examples utilize a 5% annual rate of return as mandated by Securities and Exchange Commission regulations applicable to mutual funds. The examples should not be considered representations of past or future expenses or annual rate of return; the actual expenses and annual rate of return may be more or less than those assumed for purposes of the examples.
---------------------
(1) The Initial Sales Charge for these Trusts would exceed the dollar value set forth above if the Public Offering Price exceeds $10.00 per Unit.
(2) The actual Deferred Sales Charge for these Trusts is $0.190 per Unit per year, irrespective of purchase or redemption price deducted on a monthly basis over the fourth through thirteenth months and the seventeenth through twenty-sixth months of each Trust. If the Unit price exceeds $10.00 per Unit, the Deferred Sales Charge will be less than the percentage set forth above. If the Unit price is less than $10.00 per Unit, the Deferred Sales Charge will exceed the percentage set forth above. Units purchased subsequent to the initial deferred sales charge payment will also be subject to the remaining deferred sales charge payments.
(3) Unitholders who redeem their Units on or before the end of the Interim Redemption and Rollover Period will not be assessed the deferred sales charge accumulated subsequent to the Interim Redemption and Rollover Period.
(4) The Total Sales Charge consists of the Initial Sales Charge, which is a fixed percentage of the Public Offering Price, and the Deferred Sales Charge, which is a fixed dollar amount (but which will vary as a percentage of the Public Offering Price). Due to this structure the Total Sales Charge will vary from the percentages and dollar amounts set forth above as a result of variations in the market value of the Securities in a Trust. Regardless of any variations in market value of the Securities, in no case will the Total Sales Charge paid by any Unitholder exceed 6.25% of the Public Offering Price.

(5) Actual annual fund operating expenses borne by a Trust shall not exceed $0.035 per Unit. Actual annual expenses exceeding such amount will be borne by the Sponsor. See "Expenses of the Trusts."

THE FUND

Defined Growth Strategy 5, Series 3 and Defined Growth Strategy 10, Series 3 are separate underlying unit investment trusts included in EVEREN Unit Investment Trusts, Series 52, which was created under the laws of the State of New York pursuant to a trust indenture (the "Trust Agreement") dated the date of this Prospectus (the "Initial Date of Deposit") between EVEREN Unit Investment Trusts, a service of EVEREN Securities, Inc. (the "Sponsor") and The Bank of New York (the "Trustee").*

The portfolios contain common stocks issued by companies which are components of the Dow Jones Industrial Average (the "DJIA"). Defined Growth Strategy 5, Series 3 ("The 5") consists of a portfolio of the five companies with the lowest per share stock price of the ten companies in the DJIA that have the highest dividend yield as of the close of business on the day prior to the Initial Date of Deposit. Defined Growth Strategy 10, Series 3 ("The 10") consists of a portfolio of the ten companies in the DJIA that have the highest dividend yield as of the close of business on the day prior to the Initial Date of Deposit. As used herein, the term "Securities" means the common stocks (including contracts for the purchase thereof) initially deposited in the Trusts and described in the portfolios and any additional common stocks acquired and held by the Trusts pursuant to the provisions of the Trust Agreement.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in each Trust. Subsequent to the Initial Date of Deposit, the Sponsor may deposit additional Securities or contracts to purchase additional Securities along with cash (or a bank letter of credit in lieu of cash) to pay for such contracted Securities provided that such additional deposits will be made as follows. Such additional deposits into The 5 and The 10 Trusts will be in amounts which will maintain, for the first 90 days, as closely as possible the same original percentage relationship among the number of shares of each Security in the related Trust established by the initial deposit of Securities and, thereafter, the same percentage relationship that existed on such 90th day. Although additional Units will be issued, each Unit in The 5 and The 10 Trusts will continue to represent approximately the same number of shares of each Security and the percentage relationship among the shares of each Security in each Trust will remain the same. The required percentage relationship among the Securities in a Trust will be adjusted to reflect
----------
*Reference is made to the Trust Agreement and any statement contained herein is qualified in its entirety by the provisions of the Trust Agreement.

the occurrence of a stock dividend, a stock split or a similar event which affects the capital structure of the issuer of a Security in a Trust but which does not affect the Trust's percentage ownership of the common stock equity of such issuer at the time of such event.

Each Trust consists of (a) the Securities listed under the related "Portfolio" as may continue to be held from time to time in the Trust, (b) any additional Securities acquired and held by such Trust pursuant to the provisions of the Trust Agreement and (c) any cash held in the Income and Capital Accounts. Neither the Sponsor nor the Trustee shall be liable in any way for any failure in any of the Securities. However, should any contract for the purchase of any of the Securities initially deposited hereunder fail, the Sponsor will, unless substantially all of the moneys held in a Trust to cover such purchase are reinvested in substitute Securities in accordance with the Trust Agreement, refund the cash and sales charge attributable to such failed contract to all Unitholders on the next distribution date.

On the Initial Date of Deposit, the Sponsor delivered to the Trustee Securities or contracts for the purchase thereof for deposit in each Trust. For the Securities so deposited, the Trustee delivered to the Sponsor documentation evidencing the ownership of that number of Units of each Trust set forth under "Essential Information."

THE TRUST PORTFOLIOS

GENERAL. The Trusts seek to provide capital appreciation and dividend income through two indexing strategies based on the Dow Jones Industrial Average. The 5 seeks to provide an above-average total return over the two year life of the Trust through a combination of capital appreciation and dividend income by investing in a portfolio of the five companies with the lowest per share stock price of the ten companies in the DJIA that have the highest dividend yield as of the close of business on the day prior to the Initial Date of Deposit. The 10 seeks to provide an above-average total return over the two year life of the Trust through a combination of capital appreciation and dividend income by investing in a portfolio of the ten companies in the DJIA that have the highest dividend yield as of the close of business on the day prior to the Initial Date of Deposit. All of the Securities in the Trusts are actively traded, blue-chip securities issued by some of the largest, most widely held, well-established corporations in the world.

Although there can be no assurance that such Securities will appreciate in value over the life of the Trust, over time stock investments have generally out-performed most other asset classes. However, it should be remembered that common stocks carry greater risks, including the risk that the value of an investment can decrease (see "Risk Factors--Certain Investment Considerations"), and past performance is no guarantee of future results. As the holder of the Securities, the Trustee will have the right to vote all of the voting stocks in each Trust portfolio and will vote such stocks in accordance with the instructions of the Sponsor except that, if the Trustee holds any of the common stock of EVEREN Capital Corporation (the parent company of EVEREN Securities, Inc.) or any other common stocks of companies which are affiliates of the Sponsor, the Trustee will vote such stock in the same proportionate relationship as all other shares of such companies are voted.

THE DOW JONES INDUSTRIAL AVERAGE. The Dow Jones Industrial Average was first published in The Wall Street Journal in 1896. Initially consisting of just 12 stocks, the DJIA expanded to 20 stocks in 1916 and its present size of 30 stocks on October 1, 1928. The companies which make up the DJIA have remained relatively constant over the life of the DJIA. Taking into account name changes, 9 of the original DJIA companies are still in the DJIA today. For two periods of 17 consecutive years, March 14, 1939-July 1956 and June 1, 1959-August 6, 1976, there were no changes to the list.

  The Dow Jones Industrial Average is composed of 30 common stocks chosen by the editors of The Wall Street Journal, a publication of Dow Jones & Company, Inc. The companies are major factors in their industries and their stocks are widely held by individuals and institutional investors. Changes in the components are made entirely by the editors of The Wall Street Journal without consultation with the companies, the stock exchange or any official agency. Dow Jones & Company, Inc. expressly reserves the right to change the components of the Dow Jones Industrial Average at any time for any reason. Any changes in the components of the Dow Jones Industrial Average after the Initial Date of Deposit will not cause a change in the identity of the common stocks included in a Trust. The following is the list as it currently appears:

  Allied Signal                            Goodyear Tire & Rubber Company
  Aluminum Company of America              International Business Machines
  American Express Company                   Corporation
  American Telephone & Telegraph Company   International Paper Company
  Bethlehem Steel Corporation              McDonald's Corporation
  Boeing Company                           Merck & Company, Inc.
  Caterpillar Inc.                         Minnesota Mining & Manufacturing
  Chevron Corporation                        Company
  Coca-Cola Company                        J.P. Morgan & Company, Inc.
  Walt Disney Company                      Philip Morris Companies, Inc.
  E.I. du Pont de Nemours & Company        Procter & Gamble Company
  Eastman Kodak Company                    Sears, Roebuck and Company
  Exxon Corporation                        Texaco, Inc.
  General Electric Company                 Union Carbide Corporation
  General Motors                           United Technologies Corporation
                                           Westinghouse Electric Corporation
                                           Woolworth Corporation

  The following table compares the actual performance of the DJIA, and approximately equal values of the five lowest priced stocks of the ten stocks in the DJIA having the highest dividend yield (the "Five Lowest Priced Stocks of the Ten Highest Yielding DJIA Stocks") in each of the 20 years listed below, as of December 31, in each of these years.

            COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURN

        FIVE LOWEST PRICED STOCKS OF THE
      TEN HIGHEST YIELDING DJIA STOCKS (1)   DOW JONES INDUSTRIAL AVERAGE (DJIA)
      ------------------------------------- -------------------------------------
                        ACTUAL                                ACTUAL
                       DIVIDEND    TOTAL                     DIVIDEND    TOTAL
YEAR  APPRECIATION (2) YIELD (3) RETURN (4) APPRECIATION (2) YIELD (3) RETURN (4)
----  ---------------- --------- ---------- ---------------- --------- ----------
1976        33.30%       7.47%      40.77%        17.86%       4.86%      22.72%
1977        -2.65        6.11        3.46        -17.27        4.56      -12.71
1978        -5.72        7.22        1.50         -3.15        5.84        2.69
1979         3.89        8.16       12.05           .19        6.33       10.52
1980        31.87        8.65       40.52         14.93        6.48       21.41
1981        -4.23        8.03        3.80         -9.23        5.83       -3.40
1982        34.58        7.30       41.88         19.60        6.19       25.79
1983        27.33        8.78       36.11         20.30        5.38       25.68
1984         3.30        7.77       11.07         -3.76        4.82        1.06
1985        30.23        7.61       37.84         27.66        5.12       32.78
1986        24.12        6.19       30.31         22.58        4.33       26.91
1987         4.83        6.23       11.06          2.26        3.76        6.02
1988        16.74        5.89       22.63         11.85        4.10       15.95
1989         5.53        5.00       10.53         26.96        4.75       31.71
1990       -20.60        5.33      -15.27         -4.34        3.77       -0.58
1991        56.40        5.54       61.94         20.32        3.61       23.93
1992        17.84        5.43       23.27          4.17        3.18        7.35
1993        30.53        4.00       34.53         13.72        3.02       16.74
1994         4.20        3.88        8.08          2.14        2.85        4.99
1995        27.27        3.14       30.41         33.45        3.04       36.49

---------------------
(1) The Five Lowest Priced Stocks of the Ten Highest Yielding DJIA Stocks (the '"Stocks") for any given period were selected by ranking the dividend yields for each of the stocks in the DJIA as of the beginning of the period, based upon an annualization of the last quarterly or semi-annual ordinary dividend distribution (which would have been declared in the preceding year) divided by that stock's market value on the first trading day on the New York Stock Exchange in the given period.
(2) Appreciation for the Stocks is calculated by subtracting the market value of the Stocks as of the first trading day on the New York Stock Exchange in a given period from the market value of the Stocks as of the last trading day in that period and dividing the result by the market value of the Stocks as of the first trading day in that period. Appreciation for the DJIA is calculated by subtracting the opening value of the DJIA as of the first trading day in a given period from the closing value of the DJIA as of the last trading day in that period, and dividing the result by the opening value of the DJIA as of the first trading day in that period.
(3) Actual Dividend Yield for the Stocks is calculated by adding the total dividends received on the Stocks in a given period and dividing the result by the market value of the Stocks as of the first trading day in that period. Actual Dividend Yield for the DJIA is calculated by taking the total dividends credited to the DJIA and dividing the result by the opening value of the DJIA as of the first trading day of the period.
(4) Total Return represents the sum of Appreciation and Actual Dividend Yield. Total Return does not take into consideration any sales charges, commissions, expenses or taxes. Total Return does not take into consideration any reinvestment of dividend income. Based on the year-by-year returns contained in the table, over the 20 years above, the Stocks achieved an average annual total return of 21.09%, as compared to the average annual total return of the DJIA which was 14%. The Stocks also had a higher average dividend yield in each of the above 20 years and outperformed the DJIA in 16 of these years. Although the Trust seeks to achieve a better performance than the DJIA, there can be no assurance that the Trust will outperform the DJIA over its two-year life or over consecutive rollover periods, if available.

                 IF YOU HAD INVESTED $10,000 ON JANUARY 1, 1976

                             [GRAPH APPEARS HERE]

              Five Lowest Priced
              of the Ten Highest
             Yielding DJIA Stocks       DJIA Stocks
---------------------------------------------------
1/1/76           $ 10,000.00            $ 10,000.00
1976               14,077.00              12,272.00
1977               14,564.06              10,712.23
1978               14,782.53              11,000.39
1979               16,563.82              12,157.63
1980               23,275.48              14,760.58
1981               24,159.95              14,258.72
1982               34,278.13              17,936.04
1983               46,655.97              22,542.02
1984               51,820.78              22,780.96
1985               71,429.77              30,248.56
1986               93,080.13              38,388.45
1987              103,374.79              40,699.43
1988              126,768.51              47,190.99
1989              140,117.23              62,155.25
1990              118,721.33              61,800.97
1991              192,257.32              76,589.94
1992              236,995.60              82,211.64
1993              318,830.18              95,957.43
1994              344,591.66             100,688.13
1995              449,382.00             137,369.00
---------------------------------------------------

                             YEAR ENDED DECEMBER 31

The chart above represents past performance of the DJIA, and the Five Lowest Priced Stocks of the Ten Highest Yielding DJIA Stocks (but not the Trust) and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Trust will outperform the DJIA over its two-year life or over consecutive rollover periods, if available.

  The following table compares the actual performance of the DJIA, and approximately equal values of the ten stocks in the DJIA having the highest dividend yield (the "Ten Highest Yielding DJIA Stocks") in each of the 20 years listed below, as of December 31, in each of these years.

            COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURN

        TEN HIGHEST YIELDING DJIA STOCKS (1)   DOW JONES INDUSTRIAL AVERAGE (DJIA)
        ------------------------------------- -------------------------------------
                          ACTUAL                                ACTUAL
                         DIVIDEND    TOTAL                     DIVIDEND    TOTAL
PERIOD  APPRECIATION (2) YIELD (3) RETURN (4) APPRECIATION (2) YIELD (3) RETURN (4)
------  ---------------- --------- ---------- ---------------- --------- ----------
1976          27.80%       7.17%     34.97%         17.86        4.86       22.72
1977          -6.28        5.72      -0.56         -17.27        4.56      -12.71
1978          -6.57        7.36       0.79          -3.15        5.84        2.69
1979           5.62        8.41      14.03           4.19        6.33       10.52
1980          18.69        8.56      27.25          14.93        6.48       21.41
1981          -0.80        8.40       7.60          -9.23        5.83       -3.40
1982          17.17        8.19      25.35          19.60        6.19       25.79
1983          30.52        8.23      38.75          20.30        5.38       25.68
1984          -0.47        6.43       5.96          -3.76        4.82        1.06
1985          22.21        7.24      29.45          27.66        5.12       32.78
1986          26.66        5.71      34.37          22.58        4.33       26.91
1987           0.95        5.08       6.03           2.26        3.76        6.02
1988          18.51        5.82      24.33          11.85        4.10       15.95
1989          17.95        6.83      24.78          26.96        4.75       31.71
1990         -12.61        5.04      -7.57          -4.34        3.77       -0.57
1991          29.16        6.57      35.73          20.32        3.61       23.93
1992           2.84        5.14       7.98           4.17        3.18        7.35
1993          23.06        4.20      27.26          13.72        3.02       16.74
1994           0.04        4.08       4.12           2.14        2.85        4.99
1995          32.44        4.14      36.58          33.45        3.04       36.49

---------------------
(1) The Ten Highest Yielding DJIA Stocks (the '"Stocks") for any given period were selected by ranking the dividend yields for each of the stocks in the DJIA as of the beginning of the period, based upon an annualization of the last quarterly or semi-annual ordinary dividend distribution (which would have been declared in the preceding year) divided by that stock's market value on the first trading day on the New York Stock Exchange in the given period.
(2) Appreciation for the Stocks is calculated by subtracting the market value of the Stocks as of the first trading day on the New York Stock Exchange in a given period from the market value of the Stocks as of the last trading day in that period, and dividing the result by the market value of the Stocks as of the first trading day in that period. Appreciation for the DJIA is calculated by subtracting the opening value of the DJIA as of the first trading day in a given period from the closing value of the DJIA as of the last trading day in that period, and dividing the result by the opening value of the DJIA as of the first trading day in that period.
(3) Actual Dividend Yield for the Stocks is calculated by adding the total dividends received on the Stocks in a given period and dividing the result by the market value of the Stocks as of the first trading day in that period. Actual Dividend Yield for the DJIA is calculated by taking the total dividends credited to the DJIA and dividing the result by the opening value of the DJIA as of the first trading day of the period.
(4) Total Return represents the sum of Appreciation and Actual Dividend Yield. Total Return does not take into consideration any sales charges, commissions, expenses or taxes. Total Return does not take into consideration any reinvestment of dividend income. Based on the year-by-year returns contained in the table over the 20 years listed above, the Stocks achieved an average annual total return of 18.19%, as compared to the average annual total return of all of the stocks in the DJIA, which was 14%. The Stocks also had a higher average dividend yield in each of the above 20 years and outperformed the DJIA in 14 of these years. Although the Trust seeks to achieve a better performance than the DJIA, there can be no assurance that the Trust will outperform the DJIA over its two-year life or over consecutive rollover periods, if available.

                 IF YOU HAD INVESTED $10,000 ON JANUARY 1, 1976

                             [GRAPH APPEARS HERE]

                                                    Ten Highest Yielding
                            DJIA STOCKS                 DJIA STOCKS
------------------------------------------------------------------------
1/1/76                    $ 10,000.00               $ 10,000.00
1976                        12,272.00                 13,497.00
1977                        10,712.23                 13,421.42
1978                        11,000.39                 13,527.45
1979                        12,157.63                 15,425.35
1980                        14,760.58                 19,628.75
1981                        14,258.72                 21,120.54
1982                        17,936.04                 26,476.71
1983                        22,542.02                 36,736.43
1984                        22,780.96                 38,925.92
1985                        30,248.56                 50,389.61
1986                        38,388.45                 67,708.52
1987                        40,699.43                 71,791.34
1988                        47,190.99                 89,258.17
1989                        62,155.25                111,376.35
1990                        61,800.97                102,945.16
1991                        76,589.94                139,727.46
1992                        82,211.64                150,877.71
1993                        95,957.43                192,006.98
1994                       100,688.13                199,917.67
1995                       137,369.00                273,048.00
------------------------------------------------------------------------

                            YEAR ENDED DECEMBER 31

The chart above represents past performance of the DJIA and the Ten Highest Yielding DJIA Stocks (but not the Trust) and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Trust will outperform the DJIA over its two-year life or over consecutive rollover periods, if available.

  The following table compares the actual performance of the DJIA, and approximately equal values of the five lowest priced stocks of the ten stocks in the DJIA having the highest dividend yield (the "Five Lowest Priced Stocks of the Ten Highest Yielding DJIA Stocks") for annual periods beginning October 1 of each year.

            COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURN

                       FIVE LOWEST PRICED STOCKS OF THE
                     TEN HIGHEST YIELDING DJIA STOCKS (1)   DOW JONES INDUSTRIAL AVERAGE (DJIA)
                     ------------------------------------- -------------------------------------
                                       ACTUAL                                ACTUAL
                                      DIVIDEND    TOTAL                     DIVIDEND    TOTAL
PERIOD               APPRECIATION (2) YIELD (3) RETURN (4) APPRECIATION (2) YIELD (3) RETURN (4)
------               ---------------- --------- ---------- ---------------- --------- ----------
October 1, 1976--
 September 30, 1977        -6.06%       6.02%      -0.04%       -14.45%       4.52%      -9.93%
October 1, 1977--
 September 30, 1978        -5.77        6.55        0.78          2.21        5.60        7.81
October 1, 1978--
 September 30, 1979         4.98        6.46       11.44          1.48        5.94        7.43
October 1, 1979--
 September 30, 1980         1.52        7.64        9.16          6.12        6.13       12.24
October 1, 1980--
 September 30, 1981        -0.64        7.89        7.25         -8.84        6.03       -2.82
October 1, 1981--
 September 30, 1982        -9.72        8.07       -1.65          5.44        6.54       11.98
October 1, 1982--
 September 30, 1983        35.33        8.48       43.81         37.59        6.09       43.68
October 1, 1983--
 September 30, 1984        13.56        7.20       20.76         -2.14        4.74        2.59
October 1, 1984--
 September 30, 1985         4.28        6.84       11.12         10.10        5.12       15.23
October 1, 1985--
 September 30, 1986        14.43        6.34       20.77         33.04        5.05       38.09
October 1, 1986--
 September 30, 1987        53.15        5.32       58.47         46.88        4.00       50.88
October 1, 1987--
 September 30, 1988       -19.48        3.95      -15.53        -18.62        2.94      -15.67
October 1, 1988--
 September 30, 1989        26.80        5.31       32.11         27.45        4.75       32.19
October 1, 1989--
 September 30, 1990       -22.12        4.55      -17.57         -8.93        3.77       -5.16
October 1, 1990--
 September 30, 1991        49.93        6.02       55.95         23.01        3.98       26.99
October 1, 1991--
 September 30, 1992        12.50        4.17       16.67          8.45        3.25       11.70
October 1, 1992--
 September 30, 1993        31.00        4.04       35.04          8.66        3.08       11.74
October 1, 1993--
 September 30, 1994        23.76        4.35       28.11          8.10        2.91       11.01
October 1, 1994--
 September 30, 1995        22.43        3.21       25.64         24.61        2.95       27.56
October 1, 1995--
 September 30, 1996        29.54        3.11       32.65         22.82        2.59       25.41

---------------------
(1) The Five Lowest Priced Stocks of the Ten Highest Yielding DJIA Stocks (the '"Stocks") for any given period were selected by ranking the dividend yields for each of the stocks in the DJIA as of the beginning of the period, based upon an annualization of the last quarterly or semi-annual ordinary dividend distribution (which would have been declared in the preceding year) divided by that stock's market value on the first trading day on the New York Stock Exchange in the given period.
(2) Appreciation for the Stocks is calculated by subtracting the market value of the Stocks as of the first trading day on the New York Stock Exchange in a given period from the market value of the Stocks as of the last trading day in that period and dividing the result by the market value of the Stocks as of the first trading day in that period. Appreciation for the DJIA is calculated by subtracting the opening value of the DJIA as of the first trading day in a given period from the closing value of the DJIA as of the last trading day in that period, and dividing the result by the opening value of the DJIA as of the first trading day in that period.
(3) Actual Dividend Yield for the Stocks is calculated by adding the total dividends received on the Stocks in a given period and dividing the result by the market value of the Stocks as of the first trading day in that period. Actual Dividend Yield for the DJIA is calculated by taking the total dividends credited to the DJIA and dividing the result by the opening value of the DJIA as of the first trading day of the period.

(4) Total Return represents the sum of Appreciation and Actual Dividend Yield. Total Return does not take into consideration any sales charges, commissions, expenses or taxes. Total Return does not take into consideration any reinvestment of dividend income. Based on the year-by-year returns contained in the table, over the 20 years above, the Stocks achieved an average annual total return of 16.98%, as compared to the average annual total return of the DJIA which was 13.86%. The Stocks also had a higher average dividend yield in each of the above 20 years and outperformed the DJIA in 13 of these years. Although the Trust seeks to achieve a better performance than the DJIA, there can be no assurance that the Trust will outperform the DJIA over its two-year life or over consecutive rollover periods, if available.

              IF YOU HAD INVESTED $10,000 ON OCTOBER 1, 1976

                             [GRAPH APPEARS HERE]

           Five Lowest Priced of
         the Ten Highest Yielding
                DJIA Stocks              DJIA Stocks
----------------------------------------------------
10/1/76            10,000                   10,000
----------------------------------------------------
   1977             9,996                    9,007
----------------------------------------------------
   1978            10,074                    9,710
----------------------------------------------------
   1979            11,226                   10,431
----------------------------------------------------
   1980            12,255                   11,708
----------------------------------------------------
   1981            13,143                   11,378
----------------------------------------------------
   1982            12,926                   12,741
----------------------------------------------------
   1983            18,589                   18,307
----------------------------------------------------
   1984            22,449                   18,782
----------------------------------------------------
   1985            24,945                   21,641
----------------------------------------------------
   1986            30,126                   29,885
----------------------------------------------------
   1987            47,741                   45,090
----------------------------------------------------
   1988            40,326                   38,022
----------------------------------------------------
   1989            53,275                   50,263
----------------------------------------------------
   1990            43,915                   47,669
----------------------------------------------------
   1991            68,485                   60,534
----------------------------------------------------
   1992            79,902                   67,615
----------------------------------------------------
   1993           107,889                   75,553
----------------------------------------------------
   1994           138,230                   83,873
----------------------------------------------------
   1995           173,672                  106,988
----------------------------------------------------
   1996           230,375                  134,174
----------------------------------------------------

                          YEAR ENDED SEPTEMBER 30

The chart above represents past performance of the DJIA, and the Five Lowest Priced Stocks of the Ten Highest Yielding DJIA Stocks (but not the Trust) and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Trust will outperform the DJIA over its two-year life or over consecutive rollover periods, if available.

  The following table compares the actual performance of the DJIA, and approximately equal values of the ten stocks in the DJIA having the highest dividend yield (the "Ten Highest Yielding DJIA Stocks") for annual periods beginning October 1 of each year.

            COMPARISON OF DIVIDENDS, APPRECIATION AND TOTAL RETURN

                     TEN HIGHEST YIELDING DJIA STOCKS (1)   DOW JONES INDUSTRIAL AVERAGE (DJIA)
                     ------------------------------------   -----------------------------------
                                       ACTUAL                                ACTUAL
                                      DIVIDEND    TOTAL                     DIVIDEND    TOTAL
      PERIOD         APPRECIATION (2) YIELD (3) RETURN (4) APPRECIATION (2) YIELD (3) RETURN (4)
      ------         ---------------- --------- ---------- ---------------- --------- ----------
October 1, 1976--
 September 30, 1977        -1.75%       6.18%       4.43%       -14.45%       4.52%      -9.93%
October 1, 1977--
 September 30, 1978         0.04%       6.58%       6.62%         2.21%       5.60%       7.81%
October 1, 1978--
 September 30, 1979         6.35%       7.03%      13.38%         1.48%       5.94%       7.43%
October 1, 1979--
 September 30, 1980         3.92%       7.79%      11.71%         6.12%       6.13%      12.24%
October 1, 1980--
 September 30, 1981        -7.57%       7.63%       0.06%        -8.84%       6.03%      -2.82%
October 1, 1981--
 September 30, 1982        -6.12%       8.65%       2.53%         5.44%       6.54%      11.98%
October 1, 1982--
 September 30, 1983        39.16%       8.57%      47.73%        37.59%       6.09%      43.68%
October 1, 1983--
 September 30, 1984         8.28%       6.15%      14.43%        -2.14%       4.74%       2.59%
October 1, 1984--
 September 30, 1985         3.88%       6.58%      10.46%        10.10%       5.12%      15.23%
October 1, 1985--
 September 30, 1986        22.33%       6.65%      28.98%        33.04%       5.05%      38.09%
October 1, 1986--
 September 30, 1987        45.01%       5.37%      50.38%        46.88%       4.00%      50.88%
October 1, 1987--
 September 30, 1988       -20.74%       4.02%     -16.72%       -18.62%       2.94%     -15.67%
October 1, 1988--
 September 30, 1989        28.96%       7.09%      36.05%        27.45%       4.75%      32.19%
October 1, 1989--
 September 30, 1990       -10.99%       4.86%      -6.13%        -8.93%       3.77%      -5.16%
October 1, 1990--
 September 30, 1991        32.08%       5.64%      37.72%        23.01%       3.98%      26.99%
October 1, 1991--
 September 30, 1992         5.50%       4.45%       9.95%         8.45%       3.25%      11.70%
October 1, 1992--
 September 30, 1993        20.59%       4.13%      24.72%         8.66%       3.08%      11.74%
October 1, 1993--
 September 30, 1994        10.32%       4.08%      14.40%         8.10%       2.91%      11.01%
October 1, 1994--
 September 30, 1995        22.78%       4.07%      26.85%        24.61%       2.95%      27.56%
October 1, 1995--
 September 30, 1996        25.66%       3.72%      29.38%        22.82%       2.59%      25.41%

-------------------
(1) The Ten Highest Yielding DJIA Stocks (the '"Stocks") for any given period were selected by ranking the dividend yields for each of the stocks in the DJIA as of the beginning of the period, based upon an annualization of the last quarterly or semi-annual ordinary dividend distribution (which would have been declared in the preceding year) divided by that stock's market value on the first trading day on the New York Stock Exchange in the given period.
(2) Appreciation for the Stocks is calculated by subtracting the market value of the Stocks as of the first trading day on the New York Stock Exchange in a given period from the market value of the Stocks as of the last trading day in that period, and dividing the result by the market value of the Stocks as of the first trading day in that period. Appreciation for the DJIA is calculated by subtracting the opening value of the DJIA as of the first trading day in a given period from the closing value of the DJIA as of the last trading day in that period, and dividing the result by the opening value of the DJIA as of the first trading day in that period.
(3) Actual Dividend Yield for the Stocks is calculated by adding the total dividends received on the Stocks in a given period and dividing the result by the market value of the Stocks as of the first trading day in that period. Actual Dividend Yield for the DJIA is calculated by taking the total dividends credited to the DJIA and dividing the result by the opening value of the DJIA as of the first trading day of the period.

(4) Total Return represents the sum of Appreciation and Actual Dividend Yield. Total Return does not take into consideration any sales charges, commissions, expenses or taxes. Total Return does not take into consideration any reinvestment of dividend income. Based on the year-by-year returns contained in the table over the 20 years listed above, the Stocks achieved an average annual total return of 16.09%, as compared to the average annual total return of all of the stocks in the DJIA, which was 13.86%. The Stocks also had a higher average dividend yield in each of the above 20 years and outperformed the DJIA in 10 of these years. Although the Trust seeks to achieve a better performance than the DJIA, there can be no assurance that the Trust will outperform the DJIA over its two-year life or over consecutive rollover periods, if available.

              IF YOU HAD INVESTED $10,000 ON OCTOBER 1, 1976

                             [GRAPH APPEARS HERE]

             TEN HIGHEST
            YIELDING DJIA      DJIA
               STOCKS         STOCKS
------------------------------------
10/1/76         10,000        10,000
------------------------------------
   1977         10,443         9,007
------------------------------------
   1978         11,134         9,710
------------------------------------
   1979         12,624        10,431
------------------------------------
   1980         14,102        11,708
------------------------------------
   1981         14,111        11,378
------------------------------------
   1982         14,468        12,741
------------------------------------
   1983         21,373        18,307
------------------------------------
   1984         24,458        18,782
------------------------------------
   1985         27,016        21,641
------------------------------------
   1986         34,845        29,885
------------------------------------
   1987         52,400        45,090
------------------------------------
   1988         43,639        38,022
------------------------------------
   1989         59,370        50,263
------------------------------------
   1990         55,731        47,669
------------------------------------
   1991         76,753        60,534
------------------------------------
   1992         84,389        67,615
------------------------------------
   1993        105,251        75,553
------------------------------------
   1994        120,407        83,873
------------------------------------
   1995        152,736       106,988
------------------------------------
   1996        197,610       134,174
------------------------------------

                          YEAR ENDED SEPTEMBER 30

The chart above represents past performance of the DJIA and the Ten Highest Yielding DJIA Stocks (but not the Trust) and should not be considered indicative of future results. Further, these results are hypothetical. The chart assumes that all dividends during a year are reinvested at the end of that year and does not reflect sales charges, commissions, expenses or taxes. There can be no assurance that the Trust will outperform the DJIA over its two-year life or over consecutive rollover periods, if available.

The returns in the various "Comparison of Dividends, Appreciation and Total Return" tables and the related charts shown above are not guarantees of future performance and should not be used as a predictor of returns to be expected in connection with a Trust portfolio. It is important to note that the returns shown above are based on the Five Lowest Priced of the Ten Highest Yielding DJIA Stocks and the Ten Highest Yielding DJIA Stocks computed for each year during the periods involved; however, because the Trusts have a term of approximately two years, the portfolios of the Trusts will not be adjusted each year to reflect the then current five lowest priced of the ten highest yielding stocks in the DJIA or the then current ten highest yielding stocks in the DJIA. Both stock prices (which may appreciate or depreciate) and dividends (which may be increased, reduced or eliminated) will affect the returns. As indicated in the previous tables, the Ten Highest Yielding DJIA Stocks, including the Five Lowest Priced Stocks of the Ten Highest Yielding DJIA Stocks, underperformed the DJIA in certain years, and there can be no assurance that a Trust's Portfolio will outperform the DJIA over the life of a Trust or over consecutive rollover periods, if available. A Unitholder in a Trust would not necessarily realize as high a Total Return on an investment in the stocks upon which the returns shown above are based. The Total Return figures shown above do not reflect sales charges, commissions, Trust expenses or taxes, and a Trust may not be fully invested at all times.

Information on the DJIA contained in this Prospectus, as further updated, may also be included from time to time in other prospectuses or in advertising material. The performance of the Trusts or of the DJIA (provided information is also given reflecting the performance of the Trusts in comparison to that index) may also be compared to the performance of money managers as reported in SEI Fund Evaluation Survey (the leading data base of tax-exempt assets consisting of over 4,000 portfolios with total assets of $250 billion) or of mutual funds as reported by Lipper Analytical Services Inc. (which calculates total return using actual dividends on ex-dates accumulated for the quarter and reinvested at quarter end), Money Magazine Fund Watch (which rates fund performance over a specified time period after sales charge and assuming all dividends reinvested) or Wiesenberger Investment Companies Service (which states fund performance annually on a total return basis) or of the New York Stock Exchange Composite Index, the American Stock Exchange Index (unmanaged indices of stocks traded on the New York and American Stock Exchanges, respectively), the Dow Jones Industrial Average (an index of 30 widely traded industrial common stocks) or the Standard & Poor's 500 Index (an unmanaged diversified index of 500 stocks) or similar measurement standards during the same period of time.

RISK FACTORS

GENERAL. The Trusts may be appropriate investment vehicles for investors who desire to participate in a portfolio of equity securities with greater diversification than they might be able to acquire individually. An investment in Units of a Trust should be made with an understanding of the risks inherent in an investment in equity securities, including the risk that the financial condition of issuers of the Securities may become impaired or that the general condition of the stock market may worsen (both of which may contribute directly to a decrease in the value of the Securities and thus, in the value of the Units) or the risk that holders of common stock have a right to receive payments from the issuers of those stocks that is generally inferior to that of creditors of, or holders of debt obligations issued by, the issuers and that the rights of holders of common stock generally rank inferior to the rights of holders of preferred stock. Common stocks are especially susceptible to general stock market movements and to volatile increases and decreases in value as market confidence in and perceptions of the issuers change. These perceptions are based on unpredictable factors including expectations regarding government, economic, monetary and fiscal policies, inflation and interest rates, economic expansion or contraction, and global or regional political, economic or banking crises.

PETROLEUM COMPANIES. The Trusts may include securities which are issued by companies engaged in refining and marketing oil and related products. According to the U.S. Department of Commerce, the factors which will most likely shape the industry to 1996 and beyond include the price and availability of oil from the Middle East, changes in United States environmental policies and the continued decline in U.S. production of crude oil. Possible effects of these factors may be increased U.S. and world dependence on oil from the Organization of Petroleum Exporting Countries ("OPEC") and highly uncertain and potentially more volatile oil prices. Factors which the Sponsor believes may increase the profitability of oil and petroleum operations include increasing demand for oil and petroleum products as a result of the continued increases in annual miles driven and the improvement in refinery operating margins caused by increases in average domestic refinery utilization rates. The existence of surplus crude oil production capacity and the willingness to adjust production levels are the two principal requirements for stable crude oil markets. Without excess capacity, supply disruptions in some countries cannot be compensated for by others. Surplus capacity in Saudi Arabia and a few other countries and the utilization of that capacity prevented during the

Persian Gulf crisis, and continue to prevent, severe market disruption. Although unused capacity contributed to market stability in 1990 and 1991, it ordinarily creates pressure to overproduce and contributes to market uncertainty. The likely restoration of a large portion of Kuwait and Iraq's production and export capacity over the next few years could lead to such a development in the absence of substantial growth in world oil demand. Formerly, OPEC members attempted to exercise control over production levels in each country through a system of mandatory production quotas. Because of the crisis in the Middle East, the mandatory system has since been replaced with a voluntary system. Production under the new system has had to be curtailed on at least one occasion as a result of weak prices, even in the absence of supplies from Kuwait and Iraq. The pressure to deviate from mandatory quotas, if they are reimposed, is likely to be substantial and could lead to a weakening of prices. In the longer term, additional capacity and production will be required to accommodate the expected large increases in world oil demand and to compensate for expected sharp drops in U.S. crude oil production and exports from the Soviet Union. Only a few OPEC countries, particularly Saudi Arabia, have the petroleum reserves that will allow the required increase in production capacity to be attained. Given the large-scale financing that is required, the prospect that such expansion will occur enough to meet the increased demand is uncertain.

Declining U.S. crude oil production will likely lead to increased dependence on OPEC oil, putting refiners at risk of continued and unpredictable supply disruptions. Increasing sensitivity to environmental concerns will also pose serious challenges to the industry over the coming decade. Refiners are likely to be required to make heavy capital investments and make major production adjustments to the Clean Air Act. If the cost of these changes is substantial enough to cut deeply into profits, smaller refiners may be forced out of the industry entirely. Moreover, lower consumer demand due to increases in energy efficiency and conservation, due to gasoline reformulations that call for less crude oil, due to warmer winters or due to a general slowdown in economic growth in this country and abroad could negatively affect the price of oil and the profitability of oil companies. No assurance can be given that the demand for or prices of oil will increase or that any increases will not be marked by great volatility. Some oil companies may incur large cleanup and litigation costs relating to oil spills and other environmental damage. Oil production and refining operations are subject to extensive federal, state and local environmental laws and regulations governing air emissions and the disposal of hazardous materials. Increasingly stringent environmental laws and regulations are expected to require companies with oil production and refining operations to devote significant financial and managerial resources to pollution control. General problems of the oil and petroleum products industry include the ability of a few influential producers significantly to affect production, the concomitant volatility of crude oil prices and increasing public and governmental concern over air emissions, waste product disposal, fuel quality and the environmental effects of fossil-fuel use in general.

In addition, any future scientific advances concerning new sources of energy and fuels or legislative changes relating to the energy industry or the environment could have a negative impact on the petroleum products industry. While legislation has been enacted to deregulate certain aspects of the oil industry, no assurances can be given that new or additional regulations will not be adopted. Each of the problems referred to could adversely affect the financial stability of the issuers of any petroleum industry stocks in the Trusts. The Trusts may also include securities which are issued by companies engaged in the exploration for and mining of various minerals, including coal, and/or the manufacture, transportation, or marketing of chemical products and plastics. The problems faced by such companies are similar to those discussed with regard to petroleum companies.

CERTAIN INVESTMENT CONSIDERATIONS. Holders of common stock incur more risk than the holders of preferred stocks and debt obligations because common stockholders, as owners of the entity, have generally inferior rights to receive payments from the issuer in comparison with the rights of creditors of, or holders of debt obligations or preferred stock issued by the issuer. Holders of common stock of the type held by the portfolio have a right to receive dividends only when and if, and in the amounts, declared by the issuer's Board of Directors and to participate in amounts available for distribution by the issuer only after all other claims on the issuer have been paid or provided for. By contrast, holders of preferred stock have the right to receive dividends at a fixed rate when and as declared by the issuer's Board of Directors, normally on a cumulative basis, but do not participate in other amounts available for distribution by the issuing corporation. Cumulative preferred stock dividends must be paid before common stock dividends and any cumulative preferred stock dividend omitted is added to future dividends payable to the holders of cumulative preferred stock. Preferred stocks are also entitled to rights on liquidation which are senior to those of common stocks. Moreover, common stocks do not represent an obligation of the issuer and therefore do not offer any assurance of income or provide the degree of protection of capital debt securities. Indeed, the issuance of debt securities or even preferred stock will create prior claims for payment of principal, interest, liquidation preferences and dividends which could adversely affect the ability and inclination of the issuer to declare or pay dividends on its common stock or the rights of holders of common stock with respect to assets of the issuer upon liquidation or bankruptcy. Further, unlike debt securities which typically have a stated principal amount payable at maturity (whose value, however, will be subject to market fluctuations prior thereto), common stocks have neither a fixed principal amount nor a maturity and have values which are subject to market fluctuations for as long as the stocks remain outstanding. The value of the Securities in the portfolios thus may be expected to fluctuate over the entire life of the Trusts to values higher or lower than those prevailing on the Initial Date of Deposit.

Whether or not the Securities are listed on a national security exchange, the principal trading market for the Securities may be in the over-the-counter market. As a result, the existence of a liquid trading market for the Securities may depend on whether dealers will make a market in the Securities. There can be no assurance that a market will be made for any of the Securities, that any market for the Securities will be maintained or of the liquidity of the Securities in any markets made. In addition, a Trust is restricted under the Investment Company Act of 1940 from selling Securities to the Sponsor. The price at which the Securities may be sold to meet redemptions and the value of a Trust will be adversely affected if trading markets for the Securities are limited or absent.

Investors should note that additional Units may be offered to the public. This may have an effect upon the value of previously existing Units. To create additional Units the Sponsor will purchase additional Securities. Brokerage fees incurred in purchasing such Securities will be an expense of the Trusts. Thus, payment of brokerage fees by the Trusts will affect the value of every Unit and the net income per Unit received by the Trusts. In particular, Unitholders who purchase Units during the primary offering period of the Units would experience a dilution of their investment as a result of any brokerage fees paid by a Trust during subsequent deposits of additional Securities.

LITIGATION AND LEGISLATION. From time to time Congress considers proposals to reduce the rate of the dividends-received deduction. Enactment into law of a proposal to reduce the rate would adversely affect the after-tax return to investors who can take advantage of the deduction. Unitholders are urged to consult their own tax advisers. Further, at any time after the Initial Date of Deposit, litigation may be initiated on a variety of grounds, or legislation may be enacted with respect to the Securities in the Trusts or the issuers of the Securities. There can be no assurance that future litigation or legislation will not have a material adverse effect on a Trust or will not impair the ability of issuers to achieve their business goals.

FEDERAL TAX STATUS

General. The following is a general discussion of certain of the federal income tax consequences of the purchase, ownership and disposition of the Units of each Trust. The summary is limited to investors who hold the Units as capital assets (generally, property held for investment) within the meaning of Section 1221 of the Internal Revenue Code of 1986 (the "Code"). Unitholders should consult their tax advisers in determining the federal, state, local and any other tax consequences of the purchase, ownership and disposition of Units in the Trust.

In the opinion of Chapman and Cutler, special counsel for the Sponsor, under existing law:

  1. Each Trust is not an association taxable as a corporation for federal income tax purposes; each Unitholder will be treated as the owner of a pro rata portion of each of the assets of a Trust under the Code; and the income of such Trust will be treated as income of the Unitholders thereof under the Code. Each Unitholder will be considered to have received his pro rata share of income derived from the Trust asset when such income is considered to be received by such Trust.

  2. Each Unitholder will be considered to have received all of the dividends paid on his pro rata portion of each Security when such dividends are received by a Trust regardless of whether such dividends are used to pay a portion of the deferred sales charge. Unitholders will be taxed in this manner regardless of whether distributions from such Trust are actually received by the Unitholder or are automatically reinvested (see "Unitholders--Distribution Reinvestment").

  3. Each Unitholder will have a taxable event when a Trust disposes of a Security (whether by sale, taxable exchange, liquidation, redemption, or otherwise) or upon the sale or redemption of Units by such Unitholder (except to the extent an in kind distribution of stocks is received by such Unitholder as described below). The price a Unitholder pays for his Units is allocated among his pro rata portion of each Security held by such Trust (in proportion to the fair market values thereof on the valuation date closest to the date the Unitholder purchases his Units) in order to determine his tax basis for his pro rata portion of each Security held by such Trust. For federal income tax purposes, a Unitholder's pro rata portion of dividends as defined by Section 316 of the Code, paid by a corporation with respect to a Security held by a Trust is taxable as ordinary income to the extent of such corporation's current and accumulated "earnings and profits." A Unitholders's pro rata portion of dividends paid on such Security which exceed such current and accumulated earnings and profits will first reduce a Unitholder's tax basis in such Security, and to the extent that such dividends exceed a Unitholder's tax basis in such Security shall generally be treated as capital gain. In general, any such capital gain will be short-term unless a Unitholder has held his Units for more than one year.

  4. A Unitholder's portion of gain, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital gain except in the case of a dealer or a financial institution and, will be long-term if the Unitholder has held his Units for more than one year (the date on which the Units are acquired (i.e., the "trade date") is excluded for purposes of determining whether the Units have been held for more than one year). A Unitholder's portion of loss, if any, upon the sale or redemption of Units or the disposition of Securities held by a Trust will generally be considered a capital loss (except in the case of a dealer or a financial institution) and, in general, will be long-term if the Unitholder has held his Units for more than one year. Unitholders should consult their tax advisors regarding the recognition of such capital gains and losses for federal income tax purposes. In particular, a Rollover Unitholder should be aware that a Rollover Unitholder's loss, if any, incurred in connection with the exchange of Units for units in either new series of a Trust (the "1997 Fund" and the "1998 Fund") will generally be disallowed with respect to the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the 1997 or 1998 Fund in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition. However, any gains incurred in connection with such an exchange by a Rollover Unitholder would be recognized.

Deferred Sales Charge. Generally, the tax basis of a Unitholder includes sales charges, and such charges are not deductible. A portion of the sales charge for a Trust is deferred. It is possible that for federal income tax purposes a portion of the deferred sales charge may be treated as interest which would be deductible by a Unitholder subject to limitations on the deduction of investment interest. In such a case, the non-interest portion of the deferred sales charge would be added to the Unitholder's tax basis in his Units. The deferred sales charge could cause the Unitholder's Units to be considered to be debt-financed under Section 246A of the Code which would result in a small reduction of the dividends-received deduction. In any case, the income (or proceeds from redemption) a Unitholder must take into account for federal income tax purposes is not reduced by amounts deducted to pay the deferred sales charge. Unitholders should consult their own tax advisers as to the income tax consequences of the deferred sales charge.

Dividends Received Deduction. A corporation that owns Units will generally be entitled to a 70% dividends received deduction with respect to such Unitholder's pro rata portion of dividends received by a Trust (to the extent such dividends are taxable as ordinary income, as discussed above, and are attributable to domestic corporations) in the same manner as if such corporation directly owned the Securities paying such dividends (other than corporate shareholders, such as "S" corporations, which are not eligible for the deduction because of their special characteristics and other than for purposes of special taxes such as the accumulated earnings tax and the personal holding corporation tax). However, a corporation owning Units should be aware that Sections 246 and 246A of the Code impose additional limitations on the eligibility of dividends for the 70% dividends received deduction. These limitations include a requirement that stock (and therefore Units) must generally be held at least 46 days (as determined under Section 246(c) of the Code). Final regulations have been issued which address special rules that must be considered in determining whether the 46 day holding period requirement is met. Moreover, the allowable percentage of the deduction will be reduced from 70% if a corporate Unitholder owns certain stock (or Units) the financing of which is directly attributable to indebtedness incurred by such corporation. It should be noted that various legislative proposals that would affect the dividends received deduction have been introduced. Unitholders should consult with their tax advisers with respect to the limitations on and possible modifications to the dividends received deduction.

Limitations on Deductibility of Trust Expenses by Unitholders. Each Unitholder's pro rata share of each expense paid by a Trust is deductible by the Unitholder to the same extent as though the expense had been paid directly by him, subject to the following limitation. It should be noted that as a result of the Tax Reform Act of 1986, certain miscellaneous itemized deductions, such as investment expenses, tax return preparation fees and employee business expenses will be deductible by an individual only to the extent they exceed 2% of such individual's adjusted gross income. Unitholders may be required to treat some or all of the expenses of such Trust as miscellaneous itemized deductions subject to this limitation.

Recognition of Taxable Gain or Loss Upon Disposition of Securities by a Trust or Disposition of Units. As discussed above, a Unitholder may recognize taxable gain (or loss) when a Security is disposed of by a Trust or if the Unitholder disposes of a Unit (although losses incurred by Rollover Unitholders may be subject to disallowance, as discussed above). For taxpayers other than corporations, net capital gains are subject to a maximum marginal stated tax rate of 28%. However, it should be noted that legislative proposals are introduced from time to time that affect tax rates and could affect relative differences at which ordinary income and capital gains are taxed.

"The Revenue Reconciliation Act of 1993" (the "Tax Act") raised tax rates on ordinary income while capital gains remained subject to a 28% maximum stated rate for taxpayers other than corporations. Because some or all capital gains are taxed at a comparatively lower rate under the Tax Act, the Tax Act includes a provision that recharacterizes capital gains as ordinary income in the case of certain financial transactions that are "conversion transactions" effective for transactions entered into after April 30, 1993. Unitholders and prospective investors should consult with their tax advisers regarding the potential effect of this provision on their investment in Units.

If a Unitholder disposes of a Unit, he is deemed thereby to dispose of his entire pro rata interest in all assets of the Trust involved including his pro rata portion of all Securities represented by a Unit.

Special Tax Consequences of In Kind Distributions Upon Redemption of Units or Termination of a Trust. As discussed in "Redemption," under certain circumstances a Unitholder tendering Units for redemption may request an In Kind Distribution. A Unitholder may also under certain circumstances request an In Kind Distribution upon termination of a Trust. See "Administration of the Trusts--Amendment and Termination." The Unitholder requesting an In Kind Distribution will be liable for expenses related thereto (the "Distribution Expenses") and the amount of such In Kind Distribution will be reduced by the amount of the Distribution Expenses. See "Redemption." As previously discussed, prior to the redemption of Units or the termination of a Trust, a Unitholder is considered as owning a pro rata portion of each of such Trust's assets for federal income tax purposes. The receipt of an In Kind Distribution will result in a Unitholder receiving an undivided interest in whole shares of stock plus, possibly, cash.

The potential tax consequences that may occur under an In Kind Distribution will depend on whether or not a Unitholder receives cash in addition to Securities. A "Security" for this purpose is a particular class of stock issued by a particular corporation. A Unitholder will not recognize gain or loss if a Unitholder only receives Securities in exchange for his or her pro rata portion in the Securities held by a Trust. However, if a Unitholder also receives cash in exchange for a fractional share of a Security held by a Trust, such Unitholder will generally recognize gain or loss based on the difference between the amount of cash received by the Unitholder and his tax basis in such fractional share of a Security held by such Trust.

Because a Trust will own many Securities, a Unitholder who requests an In Kind Distribution will have to analyze the tax consequences with respect to each Security owned by such Trust. The amount of taxable gain (or loss) recognized upon such exchange will generally equal the sum of the gain (or loss) recognized under the rules described above by such Unitholder with respect to each Security owned by such Trust. Unitholders who request an In Kind Distribution are advised to consult their tax advisers in this regard.

As discussed in "Interim and Final Redemption and Rollover in New Trusts," a Unitholder may elect to become a Rollover Unitholder. To the extent a Rollover Unitholder exchanges his Units for Units of the 1997 or 1998 Fund in a taxable transaction, such Unitholder will recognize gains, if any, but generally will not be entitled to a deduction for any losses recognized upon the disposition of any Securities pursuant to such exchange to the extent that such Unitholder is considered the owner of substantially identical securities under the wash sale provisions of the Code taking into account such Unitholder's deemed ownership of the securities underlying the Units in the 1997 or 1998 Fund in the manner described above, if such substantially identical securities were acquired within a period beginning 30 days before and ending 30 days after such disposition under the wash sale provisions contained in Section 1091 of the Code. In the event a loss is disallowed under the wash sale provisions, special rules contained in Section 1091 (d) of the Code apply to determine the Unitholder's tax basis in the securities acquired. Rollover Unitholders are advised to consult their tax advisers.

Computation of the Unitholder's Tax Basis. Initially, a Unitholder's tax basis in his Units will generally equal the price paid by such Unitholder for his Units. The cost of the Units is allocated among the Securities held in a Trust in accordance with the proportion of the fair market values of such Securities on the valuation date nearest the date the Units are purchased in order to determine such Unitholder's tax basis for his pro rata portion of each Security.

A Unitholder's tax basis in his Units and his pro rata portion of a Security held by a Trust will be reduced to the extent dividends paid with respect to such Security are received by such Trust which are not taxable as ordinary income as described above.

Other Matters. Each Unitholder will be requested to provide the Unitholder's taxpayer identification number to the Trustee and to certify that the Unitholder has not been notified that payments to the Unitholder are subject to back-up withholding. If the proper taxpayer identification number and appropriate certification are not provided when requested, distributions by a Trust to such Unitholder (including amounts received upon the redemption of Units) will be subject to back-up withholding. Distributions by a Trust will generally be subject to United States income taxation and withholding in the case of Units held by non-resident alien individuals, foreign corporations or other non-United States persons. Such persons should consult their tax advisers.

At the termination of a Trust, the Trustee will furnish to each Unitholder of such Trust a statement containing information relating to the dividends received by such Trust on the Securities, the gross proceeds received by such Trust from the disposition of any Security (resulting from redemption or the sale of any Security), and the fees and expenses paid by such Trust. The Trustee will also furnish annual information returns to Unitholders and to the Internal Revenue Service.

Unitholders desiring to purchase Units for tax-deferred plans and IRAs should consult their broker-dealers for details on establishing such accounts. Units may also be purchased by persons who already have self-directed plans established.

The foregoing discussion relates only to the tax treatment of United States Unitholders with regard to United States federal income taxes; Unitholders may be subject to state and local taxation in other jurisdictions. Unitholders should consult their tax advisers regarding potential state or local taxation with respect to the Units.

PUBLIC OFFERING OF UNITS

PUBLIC OFFERING PRICE. The Public Offering Price per Unit of each Trust is based on the aggregate underlying value of the Securities in such Trust plus the initial sales charge described below. The initial sales charge is equal to 0.80% and 0.95% of the Public Offering Price for The 5 and The 10, respectively. Based on the Public Offering Price on the business day prior to the Initial Date of Deposit the maximum sales charges for The 5 and The 10 are 4.6% and 4.75% of the Public Offering Price, respectively (equivalent to 4.822% and 4.987%, respectively, of the net amount invested). To the extent the Public Offering Price increases or decreases, the total sales charge percentage will decrease or increase, respectively, from those amounts indicated. On the first day of the 4th through the 13th months and again on the 17th through the 26th months a deferred sales charge of $0.0190 per Unit will also be assessed for The 5 and The 10. The total amount of the deferred sales charge payments for The 5 and The 10 will be $0.38 per Unit. Unitholders who redeem their Units on or before December 15, 1997 will not be assessed the deferred sales charge for the 17th through 26th months. The total amount of deferred sales charge payments for The 5 and The 10 will be $0.190 per Unit per year. Units purchased subsequent to the initial deferred sales charge payment will be subject to the initial sales charge and the remaining deferred sales charge payments. Units sold or redeemed prior to such time as the entire applicable deferred sales charge has been collected will be assessed the remaining deferred sales charge at the time of such sale or redemption.

Subsequent to the Initial Date of Deposit, the initial sales charge for each Trust will vary with changes in the aggregate value of the Securities. The deferred sales charge payments for each Trust will be paid from funds in the Capital Account of such Trust, if sufficient, or from the periodic sale of Securities from such Trust. In addition, a pro rata portion of the cash, if any, in the Income and Capital Accounts of a Trust will be added to the Public Offering Price per Unit of such Trust. If Units of a Trust were purchased on the Initial Date of Deposit and held until the mandatory termination of such Trust, the total sales charge paid would be that amount set forth below.

The sales charges for the Trusts will be reduced on a graduated basis as set forth in the following table:

                                        DEFERRED       DEFERRED
                                      SALES CHARGE   SALES CHARGE
                                    PRIOR TO INTERIM AFTER INTERIM
                          INITIAL      REDEMPTION     REDEMPTION
                           SALES      AND ROLLOVER   AND ROLLOVER         MAXIMUM
                           CHARGE        PERIOD         PERIOD     TOTAL SALES CHARGE**
                         ---------- ---------------- ------------- ---------------------
                         PERCENT OF                     DOLLAR     PERCENT OF PERCENT OF
                          OFFERING       DOLLAR         AMOUNT      OFFERING  NET AMOUNT
NUMBER OF UNITS*           PRICE    AMOUNT PER UNIT    PER UNIT      PRICE     INVESTED
----------------         ---------- ---------------- ------------- ---------- ----------
         THE 5
Less than 5,000.........   0.80%         $0.190         $0.190       4.60%      4.822%
5,000-9,999.............   0.50%         $0.190         $0.190       4.30%      4.493%
10,000-14,999...........   0.20%         $0.190         $0.190       4.00%      4.167%
15,000 or more..........    None         $0.190         $0.190       3.80%      3.950%
         THE 10
Less than 5,000.........   0.95%         $0.190         $0.190       4.75%      4.987%
5,000-9,999.............   0.60%         $0.190         $0.190       4.40%      4.603%
10,000-14,999...........   0.30%         $0.190         $0.190       4.10%      4.275%
15,000 or more..........    None         $0.190         $0.190       3.80%      3.950%

---------------------
*The breakpoint sales charges are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit and will be applied on whichever basis is more favorable to the investor.
**Because the deferred sales charge for each Trust is actually a fixed dollar amount equal to $0.190 per Unit per year, the maximum total sales charge will exceed the percentage stated above if the price of Units is less than $10 and will be less than the percentage stated above if the price of Units is greater than $10.

Units may be purchased in the primary or secondary market at the Public Offering Price less the concession the Sponsor typically allows to dealers and other selling agents for purchases (see "Public Distribution of Units") by officers, directors and employees of the Sponsor and its affiliates and registered representatives of selling firms and by investors who purchase Units through registered investment advisers, certified financial planners or registered broker-dealers who in each case either charge periodic fees for financial planning, investment advisory or asset management services, or provide such services in connection with the establishment of an investment account for which a comprehensive "wrap fee" charge is imposed.

Unitholders of any Kemper Equity Portfolio Trust series and unitholders of any EVEREN common stock unit investment trust series (including Defined Growth Strategy 5 and Defined Growth Strategy 10 series) may utilize their redemption or termination proceeds to purchase Units of the Trusts subject only to the deferred sales charge described herein.

Unitholders of unaffiliated unit investment trusts having an investment strategy similar to the investment strategy of the Trusts may utilize proceeds received upon termination or upon redemption immediately preceding termination of such unaffiliated trust to purchase Units of the Trusts subject only to the deferred sales charge described herein.

As indicated above, the initial Public Offering Price of the Units was established by dividing the aggregate underlying value of the Securities by the number of Units outstanding. Such price determination as of the opening of business on the Initial Date of Deposit was made on the basis of an evaluation of the Securities in each Trust prepared by the Trustee. After the opening of business on the Initial Date of Deposit, the Evaluator will appraise or cause to be appraised daily the value of the underlying Securities as of 3:15 P.M. Central time on days the New York Stock Exchange is open and will adjust the Public Offering Price of the Units commensurate with such valuation. Such Public Offering Price will be effective for all orders received at or prior to 3:15 p.m. Central Time on each such day. Orders received by the Trustee, Sponsor or any dealer for purchases, sales or redemptions after that time, or on a day when the New York Stock Exchange is closed, will be held until the next determination of price.

The value of the Securities is determined on each business day by the Evaluator based on the closing offer prices on the New York Stock Exchange or by taking into account the same factors referred to under "Redemption--Computation of Redemption Price."

The minimum purchase in both the primary and secondary markets is 100 Units.

PUBLIC DISTRIBUTION OF UNITS. During the initial offering period, Units of each Trust will be distributed to the public at the Public Offering Price thereof. Upon the completion of the initial offering, Units which remain unsold or which may be acquired in the secondary market (see "Market for Units") may be offered at the Public Offering Price determined in the manner provided above.

The Sponsor intends to qualify Units of the Trusts for sale in a number of states. Units will be sold through dealers who are members of the National Association of Securities Dealers, Inc. and through others. Sales may be made to or through dealers at prices which represent discounts from the Public Offering Price as set forth below. Certain commercial banks are making Units of the Trusts available to their customers on an agency basis. A portion of the sales charge paid by their customers is retained by or remitted to the banks in the amounts shown below. Under the Glass-Steagall Act, banks are prohibited from underwriting Trust Units; however, the Glass-Steagall Act does permit certain agency transactions and the banking regulators have indicated that these particular agency transactions are permitted under such Act. In addition, state securities laws on this issue may differ from the interpretations of federal law expressed herein and banks and financial institutions may be required to register as dealers pursuant to state law. The Sponsor reserves the right to change the discounts set forth below from time to time. In addition to such discounts, the Sponsor may, from time to time, pay or allow an additional discount, in the form of cash or other compensation, to dealers employing registered representatives who sell, during a specified time period, a minimum dollar amount of Units of the Trusts and other unit investment trusts underwritten by the Sponsor. At various times the Sponsor may implement programs under which the sales force of a broker or dealer may be eligible to win nominal awards for certain sales efforts, or under which the Sponsor will reallow to any such broker or dealer that sponsors sales contests or recognition programs conforming to criteria established by the Sponsor, or participates in sales programs sponsored by the Sponsor, an amount not exceeding the total applicable sales charges on the sales generated by such person at the public offering price during such programs. Also, the Sponsor in its discretion may from time to time pursuant to objective criteria established by the Sponsor pay fees to qualifying brokers or dealers for certain services or activities which are primarily intended to result in sales of Units of the Trusts. Such payments are made by the Sponsor out of its own assets, and not out of the assets of the Trusts. These programs will not change the price Unitholders pay for their Units or the amount that the Trusts will receive from the Units sold. The difference between the discount and the sales charge will be retained by the Sponsor.

                                 COMMISSION PRIOR TO     COMMISSION AFTER INTERIM
                                INTERIM REDEMPTION AND   REDEMPTION AND ROLLOVER
                                   ROLLOVER PERIOD                PERIOD
                               ------------------------- ------------------------
                                             PRIMARY                   PRIMARY
                                           MARKET FIRM               MARKET FIRM
                                            SALES OR                  SALES OR
                                          ARRANGEMENTS              ARRANGEMENTS
                                             (VOLUME                   (VOLUME
                                           CONCESSIONS               CONCESSIONS
       NUMBER OF UNITS*                    IN $1000)**               IN $1000)**
       ----------------         REGULAR   --------------  REGULAR   -------------
                               CONCESSION                CONCESSION        $1,000
                               OR AGENCY  $500-  $1,000  OR AGENCY  $500-    OR
                               COMMISSION $999   OR MORE COMMISSION  $999   MORE
                               ---------- -----  ------- ---------- ------ ------
              THE 5

Less than 5,000...............    1.80%   1.85%   1.90%    $0.110   $0.115 $0.120
5,000 but less than 10,000....    1.65    1.70    1.75      0.110    0.115  0.120
10,000 but less than 15,000...    1.30    1.35    1.40      0.110    0.115  0.120
15,000 or more................    1.10    1.15    1.20      0.110    0.115  0.120
Rollover Sales................    1.10    1.15    1.20      0.110    0.115  0.120

             THE 10

Less than 5,000...............    2.00%   2.05%   2.10%    $0.110   $0.115 $0.120
5,000 but less than 10,000....    1.75    1.80    1.85      0.110    0.115  0.120
10,000 but less than 15,000...    1.50    1.55    1.60      0.110    0.115  0.120
15,000 or more................    1.20    1.25    1.30      0.110    0.115  0.120
Rollover Sales................    1.10    1.15    1.20      0.110    0.115  0.120

---------------------
   *The breakpoint discounts are also applied on a dollar basis utilizing a breakpoint equivalent in the above table of $10 per Unit.

  **Volume concessions of up to the amount shown can be earned as a marketing allowance at the discretion of the Sponsor through October 31, 1996 by firms who reach cumulative firm sales arrangement levels of at least $500,000. After a firm has met the minimum $500,000 volume level, volume concessions may be given on all trades after October 31, 1996 originated from or by that firm, including those placed prior to reaching the $500,000 level, and may continue to be given during the entire initial offering period. Firm sales of any EVEREN equity trust series issued simultaneously can be combined for the purposes of achieving the volume discount. Only sales through EVEREN qualify for volume discounts and secondary purchases do not apply. EVEREN Unit Investment Trusts reserves the right to modify or change those parameters at any time and make the determination of which firms qualify for the marketing allowance and the amount paid.

A special additional payment of 0.25%, 0.30% or 0.35% in lieu of the volume concessions noted above will be made to firms whose sales of The 5 and The 10 combined, including future series of The 5 or The 10, exceed $3.5 million, $5.0 million or $7.0 million, respectively, during any calendar month. A firm may also earn the above special payment for all sales of The 5 or The 10 to the extent that it was not otherwise earned, by achieving monthly average sales of The 5 and The 10, including future series of The 5 and The 10, equal to the above sales amounts during the period October 1996 through March 1997. Rollover sales will count toward a firm achieving the aforementioned total sales, however, such rollover sales will not be eligible for the special additional payment.

The Sponsor reserves the right to reject, in whole or in part, any order for the purchase of Units.

SPONSOR PROFITS. The Sponsor will receive gross sales charges equal to the percentage of the Public Offering Price of the Units of the Trusts as stated under "Public Offering Price." In addition, the Sponsor may realize a profit (or sustain a loss) as of the Initial Date of Deposit resulting from the difference between the purchase prices of the Securities to the Sponsor and the cost of such Securities to a Trust, which is based on the evaluation of the Securities on the Initial Date of Deposit. Thereafter, on subsequent deposits the Sponsor may realize profits or sustain losses from such deposits. See "Portfolios." The Sponsor may realize additional profits or losses during the initial offering period on unsold Units as a result of changes in the daily market value of the Securities in the Trusts.

MARKET FOR UNITS

After the initial offering period, while not obligated to do so, the Sponsor intends to, subject to change at any time, maintain a market for Units of the Trusts offered hereby and to continuously offer to purchase said Units at prices, determined by the Evaluator, based on the closing bid prices of the Securities. To the extent that a market is maintained during the initial offering period, the prices at which Units will be repurchased will be based upon the aggregate closing offer prices of the Securities in the Trusts. The bid prices are expected to be less than the related offer prices (which is the evaluation method used during the initial public offering period). Accordingly, Unitholders who wish to dispose of their Units should inquire of their broker as to current market prices in order to determine whether there is in existence any price in excess of the Redemption Price and, if so, the amount thereof. Unitholders who sell or redeem Units prior to such time as the entire applicable deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of such sale or redemption. The offering price of any Units resold by the Sponsor will be in accord with that described in the currently effective prospectus describing such Units. Any profit or loss resulting from the resale of such Units will belong to the Sponsor. The Sponsor may suspend or discontinue purchases of Units of the Trusts if the supply of Units exceeds demand, or for other business reasons.

REDEMPTION

GENERAL. A Unitholder who does not dispose of Units in the secondary market described above may cause Units to be redeemed by the Trustee by making a written request to the Trustee at its unit investment trust office in the city of New York and, in the case of Units evidenced by a certificate, by tendering such certificate to the Trustee, properly endorsed or accompanied by a written instrument or instruments of transfer in a form satisfactory to the Trustee. Unitholders must sign the request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be redeemed. If the amount of the redemption is $25,000 or less and the proceeds are payable to the Unitholder(s) of record at the address of record, no signature guarantee is necessary for redemptions by individual account owners (including joint owners). Additional documentation may be requested, and a signature guarantee is always required, from corporations, executors, administrators, trustees, guardians or associations. The signatures must be guaranteed by a participant in the Securities Transfer Agents Medallion Program ("STAMP") or such other signature guaranty program in addition to, or in substitution for, STAMP, as may be accepted by the Trustee. A certificate should only be sent by registered or certified mail for the protection of the Unitholder. Since tender of the certificate is required for redemption when one has been issued, Units represented by a certificate cannot be redeemed until the certificate representing such Units has been received by the purchasers.

Redemption shall be made by the Trustee on the seventh calendar day following the day on which a tender for redemption is received (the "Redemption Date"), or if the seventh calendar day is not a business day, on the first business day prior thereto, by payment of cash equivalent to the Redemption Price for each Trust, determined as set forth below under "Computation of Redemption Price," as of the evaluation time stated under "Essential Information," next following such tender, multiplied by the number of Units being redeemed. Any Units redeemed shall be cancelled and any undivided fractional interest in a Trust extinguished. The price received upon redemption might be more or less than the amount paid by the Unitholder depending on the value of the Securities in a Trust at the time of redemption. Unitholders who sell or redeem Units prior to such time as the entire applicable deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of such sale or redemption.

Under regulations issued by the Internal Revenue Service, the Trustee is required to withhold a specified percentage of the principal amount of a Unit redemption if the Trustee has not been furnished the redeeming Unitholder's tax identification number in the manner required by such regulations. Any amount so withheld is transmitted to the Internal Revenue Service and may be recovered by the Unitholder only when filing a tax return. Under normal circumstances the Trustee obtains the Unitholder's tax identification number from the selling broker. However, any time a Unitholder elects to tender Units for redemption, such Unitholder should make sure that the Trustee has been provided a certified tax identification number in order to avoid this possible "back-up withholding." In the event the Trustee has not been previously provided such number, one must be provided at the time redemption is requested.

Any amounts paid on redemption representing unpaid dividends shall be withdrawn from the Income Account of the appropriate Trust to the extent that funds are available for such purpose. All other amounts paid on redemption shall be withdrawn from the Capital Account for the appropriate Trust. The Trustee is empowered to sell Securities for a Trust in order to make funds available for the redemption of Units of such Trust. Such sale may be required when Securities would not otherwise be sold and might result in lower prices than might otherwise be realized.

Unitholders tendering Units for redemption may request a distribution in kind (a "Distribution In Kind") from the Trustee in lieu of cash redemption. A Unitholder may request a Distribution In Kind of an amount and value of Securities per Unit equal to the Redemption Price per Unit as determined as of the evaluation time next following the tender, provided that the tendering Unitholder is (1) entitled to receive at least $25,000 of proceeds as part of his or her distribution or if he paid at least $25,000 to acquire the units being tendered and (2) the Unitholder has elected to redeem prior to the date specified under "Redemption In Kind" on page 4 of this Prospectus. If the Unitholder meets these requirements, a Distribution In Kind will be made by the Trustee through the distribution of each of the Securities of a Trust in book entry form to the account of the Unitholder's bank or broker-dealer at Depositary Trust Company. The tendering Unitholder shall be entitled to receive whole shares of each of the Securities comprising the portfolio of such Trust and cash from the Capital Account equal to the fractional shares to which the tendering Unitholder is entitled. Unitholders who redeem Units prior to such time as the entire applicable deferred sales charge on such Units has been collected will be assessed the amount of the remaining deferred sales charge at the time of such redemption. The Trustee shall make any adjustments necessary to reflect differences between the Redemption Price of the Units and the value of the Securities distributed in kind as of the date of tender. If funds in the Capital Account are insufficient to cover the required cash distribution to the tendering Unitholder, the Trustee may sell Securities. The in kind redemption option may be terminated by the Sponsor on a date other than that specified under "Redemption In Kind" on page 4 of this Prospectus upon notice to the Unitholders prior to the specified date.

To the extent that Securities are redeemed in kind or sold, the size (and possibly the diversity) of a Trust will be reduced but each remaining Unit will continue to represent approximately the same proportional interest in each Security. Sales may be required at a time when Securities would not otherwise be sold and may result in lower prices than might otherwise be realized. The price received upon redemption may be more or less than the amount paid by the Unitholder depending on the value of the Securities in the portfolio at the time of redemption.

The right of redemption may be suspended and payment postponed (1) for any period during which the New York Stock Exchange is closed, other than customary weekend and holiday closings, or during which (as determined by the Securities and Exchange Commission) trading on the New York Stock Exchange is restricted;
(2) for any period during which an emergency exists as a result of which disposal by the Trustee of Securities is not reasonably practicable or it is not reasonably practicable to fairly determine the value of the underlying Securities in accordance with the Trust Agreement; or (3) for such other period as the Securities and Exchange Commission may by order permit. The Trustee is not liable to any person in any way for any loss or damage which may result from any such suspension or postponement.

COMPUTATION OF REDEMPTION PRICE. The Redemption Price per Unit (as well as the secondary market Public Offering Price) will generally be determined on the basis of the closing bid price of the Securities in a Trust. On the Initial Date of Deposit, the Public Offering Price per Unit (which is based on the closing ask prices of the Securities and includes the sales charge) exceeded the value at which Units could have been redeemed by the amount shown under "Essential Information." While the Trustee has the power to determine the Redemption Price per Unit when Units are tendered for redemption, such authority has been delegated to the Evaluator which determines the price per Unit on a daily basis. The Redemption Price per Unit is the pro rata share of each Unit in a Trust determined on the basis of (i) the cash on hand in the Trust or monies in the process of being collected and (ii) the value of the Securities in the Trust less (a) amounts representing taxes or other governmental charges payable out of the Trust, (b) any amount owing to the Trustee for its advances and (c) the accrued expenses of the Trust. The Evaluator may determine the value of the Securities in a Trust in the following manner: if the Security is listed on a national securities exchange or the Nasdaq National Market, the evaluation will generally be based on the last bid price on the exchange or Nasdaq (unless the Evaluator deems the price inappropriate as a basis for evaluation). If the Security is not so listed or, if so listed and the principal market for the Security is other than on the exchange or system, the evaluation will generally be made by the Evaluator in good faith based on the last bid price on the over-the-counter market (unless the Evaluator deems such price inappropriate as a basis for evaluation) or, if a bid price is not available, (1) on the basis of the current bid price for comparable securities, (2) by the Evaluator's appraising the value of the Securities in good faith at the bid side of the market or (3) by any combination thereof. Any such evaluation made during the initial offering period will be made based on the ask price of any applicable Securities. See "Public Offering of Units--Public Offering Price."

INTERIM AND FINAL REDEMPTION AND ROLLOVER IN NEW TRUSTS

It is expected that a special redemption will be made of all Units of the Trusts held by any Unitholder (a "Rollover Unitholder") who affirmatively notifies the Trustee in writing that he desires to rollover his Units in the Trusts by the end of the Interim Redemption and Rollover Period or by the Final Redemption and Rollover Date specified in "Essential Information". Rollover Unitholders who rollover Units in connection with the Interim Redemption and Rollover Period are referred to herein as "Interim Rollover Unitholders," while Rollover Unitholders who rollover Units in connection with the Final Redemption and Rollover Date are referred to herein as "Final Rollover Unitholders."

All Units of Interim and Final Rollover Unitholders will be redeemed on the Interim Redemption and Rollover Period or the Final Redemption and Rollover Date, respectively, and the underlying Securities will be distributed to the Distribution Agent on behalf of such Rollover Unitholders. During the Interim Redemption and Rollover Period and on the Final Redemption and Rollover Date the Distribution Agent will be required to sell all of the underlying Securities on behalf of Interim and Final Rollover Unitholders as applicable. The sales proceeds will be net of brokerage fees, governmental charges or any expenses involved in the sales.

The Distribution Agent will attempt to sell the Securities as quickly as is practicable during the Interim Redemption and Rollover Period and on the Final Redemption and Rollover Date. The Sponsor does not anticipate that the Interim Redemption and Rollover Period will be longer than the period set forth under "Essential Information" or that the Final Redemption and Rollover selling period will be longer than one day given that the Securities are usually highly liquid. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

The Interim Rollover Unitholders' proceeds will be invested in the next subsequent series of the Trusts (the "1997 Fund"), if then being offered, the portfolios of which will contain either the five lowest priced stocks of the ten highest yielding stocks in the Dow Jones Industrial Average or the ten highest yielding stocks in the Dow Jones Industrial Average, as the case may be, as of the close of business on the day prior to the initial date of deposit of the 1997 Fund. The proceeds of redemption will be used to buy 1997 Fund units in the appropriate portfolio as the proceeds become available. Interim Rollover Unitholders will not be assessed the deferred sales charge payments remaining after the Interim Redemption and Rollover Period.

The Final Rollover Unitholders' proceeds will be invested in the following subsequent series of the Trusts (the "1998 Fund"), if then being offered, the portfolios of which will contain either the five lowest priced stocks of the ten highest yielding stocks in the Dow Jones Industrial Average or the ten highest yielding stocks in the Dow Jones Industrial Average, as the case may be, as of the close of business on the day prior to the initial date of deposit of the 1998 Fund. The proceeds of redemption will be used to buy 1998 Fund units in the appropriate portfolio as the proceeds become available.

The Sponsor intends to create the 1997 and 1998 Funds shortly prior to the Interim Redemption and Rollover Period and the Final Redemption Date, dependent upon the availability and reasonably favorable prices of the Securities included in the 1997 and 1998 Fund portfolios, and it is intended that Rollover Unitholders will be given first priority to purchase the 1997 and 1998 Fund units. There can be no assurance, however, as to the exact timing of the creation of the 1997 and 1998 Funds or the aggregate number of units in each trust portfolio which the Sponsor will create. The Sponsor may, in its sole discretion, stop creating new units in each trust portfolio at any time it chooses, regardless of whether all proceeds of the Interim or Final Redemption and Rollover have been invested on behalf of Rollover Unitholders. Cash which has not been invested on behalf of the Rollover Unitholders in 1997 and 1998 Fund units will be distributed shortly after the Interim Redemption and Rollover Period or the Final Redemption and Rollover Date.

Any Rollover Unitholder may thus be redeemed out of the Fund and become a holder of an entirely different unit investment trust in the 1997 or 1998 Fund with a different portfolio of Securities. The Rollover Unitholders' Units will be redeemed and the distributed Securities shall be sold during the Interim Redemption and Rollover Period or on the Final Redemption and Rollover Date. In accordance with the Rollover Unitholders' offer to purchase the 1997 or 1998 Fund units, the proceeds of the sales (and any other cash distributed upon redemption) will be invested in the 1997 or 1998 Fund in the appropriate portfolio at the public offering price, including the applicable sales charge per Unit (which for Rollover Unitholders is currently expected to be 1.90% of the Public Offering Price of the 1997 or 1998 Fund units per unit per year).

This process of redemption and rollover into a new trust is intended to allow for the fact that the portfolios selected by the Sponsor are chosen on the basis of growth and income potential only for the near term, at which point a new portfolio is chosen. It is contemplated that a similar process of redemption and rollover in new unit investment trusts will be available for the 1997 and 1998 Funds and each subsequent series of the Fund, approximately a year after that Series' creation.

There can be no assurance that the redemption and rollover in a new trust will avoid any negative market price consequences stemming from the trading of large volumes of securities and of the underlying Securities. The above procedures may be insufficient or unsuccessful in avoiding such price consequences. In fact, market price trends may make it advantageous to sell or buy more quickly or more slowly than permitted by these procedures.

It should also be noted that Rollover Unitholders may realize taxable capital gains on the Interim or Final Redemption and Rollover but, in certain circumstances, will not be entitled to a deduction for certain capital losses and, due to the procedures for investing in the subsequent Trust, no cash would be distributed at that time to pay any taxes. Included in the cash for the Interim and Final Redemption and Rollover will be any amount of cash attributable to the last distribution of dividend income; accordingly, Rollover Unitholders also will not have such cash distributed to pay any taxes. See "Federal Tax Status". Unitholders who do not inform the Distribution Agent that they wish to have their Units so redeemed and liquidated will not realize capital gains or losses due to the Interim and Final Redemption and Rollover and will not be charged any additional sales charge.

The Sponsor may for any reason, in its sole discretion, decide not to sponsor the 1997 or 1998 Fund or any subsequent series of the Fund, without penalty or incurring liability to any Unitholder. If the Sponsor so decides, the Sponsor shall notify the Unitholders before the Interim Redemption and Rollover Period or the Final Redemption and Rollover Date would have commenced. The Sponsor may modify the terms of the 1997 or 1998 Fund or any subsequent series of the Fund. The Sponsor may also modify the terms of the Interim and Final Redemption and Rollover in the 1997 and 1998 Fund upon notice to the Unitholders.

RETIREMENT PLANS

The Trusts may be well suited for purchase by Individual Retirement Accounts, Keogh Plans, pension funds and other qualified retirement plans, certain of which are briefly described below.

Generally, capital gains and income received under each of the foregoing plans are deferred from federal taxation. All distributions from such plans are generally treated as ordinary income but may, in some cases, be eligible for special income averaging or tax-deferred rollover treatment. Investors considering participation in any such plan should review specific tax laws related thereto and should consult their attorneys or tax advisers with respect to the establishment and maintenance of any such plan. Such plans are offered by brokerage firms and other financial institutions. The Trusts will waive the $1,000 minimum investment requirement for IRA accounts. The minimum investment is $250 for tax-deferred plans such as IRA accounts. Fees and charges with respect to such plans may vary.

Individual Retirement Account--IRA. Any individual under age 70 1/2 may contribute the lesser of $2,000 or 100% of compensation to an IRA annually. Such contributions are fully deductible if the individual (and spouse if filing jointly) are not covered by a retirement plan at work. The deductible amount an individual may contribute to an IRA will be reduced $10 for each $50 of adjusted gross income over $25,000 ($40,000 if married, filing jointly or $0 if married, filing separately), if either an individual or their spouse (if married, filing jointly) is an active participant in an employer maintained retirement plan. Thus, if an individual has adjusted gross income over $35,000 ($50,000 if married, filing jointly or $0 if married, filing separately) and if an individual or their spouse is an active participant in an employer maintained retirement plan, no IRA deduction is permitted. Under the Code, an individual may make nondeductible contributions to the extent deductible contributions are not allowed. All distributions from an IRA (other than the return of certain excess contributions) are treated as ordinary income for federal income taxation purposes provided that under the Code an individual need not pay tax on the return of nondeductible contributions, the amount includable in income for the taxable year is the portion of the amount withdrawn for the taxable year as the individual's aggregate nondeductible IRA contributions bear to the aggregate balance of all IRAs of the individual.

A participant's interest in an IRA must be, or commence to be, distributed to the participant not later than April 1 of the calendar year following the year during which the participant attains age 70 1/2. Distributions made before attainment of age 59 1/2, except in the case of the participant's death or disability, or where the amount distributed is to be rolled over to another IRA, or where the distributions are taken as a series of substantially equal periodic payments over the participant's life or life expectancy (or the joint lives or life expectancies of the participant and the designated beneficiary) are generally subject to a surtax in an amount equal to 10% of the distribution. The amount of such periodic payments may not be modified before the later of five years or attainment of age 59 1/2. Excess contributions are subject to an annual 6% excise tax.

IRA applications, disclosure statements and trust agreements are available from the Sponsor upon request.

Qualified Retirement Plans. Units of a Trust may be purchased by qualified pension or profit sharing plans maintained by corporations, partnerships or sole proprietors. The maximum annual contribution for a participant in a money purchase pension plan or to paired profit sharing and pension plans is the lesser of 25% of compensation or $30,000. Prototype plan documents for establishing qualified retirement plans are available from the Sponsor upon request.

Excess Distributions Tax. In addition to the other taxes due by reason of a plan distribution, a tax of 15% may apply to certain aggregate distributions from IRAs, Keogh plans, and corporate retirement plans to the extent such aggregate taxable distributions exceed specified amounts (generally $150,000, as adjusted) during a tax year. This 15% tax will not apply to distributions on account of death, qualified domestic relations orders or amounts rolled over to an eligible plan. In general, for lump sum distributions the excess distribution over $750,000 (as adjusted) will be subject to the 15% tax.

The Trustee has agreed to act as custodian for certain retirement plan accounts. An annual fee of $12.00 per account, if not paid separately, will be assessed by the Trustee and paid through the liquidation of shares of the reinvestment account. An individual wishing the Trustee to act as custodian must complete an EVEREN UIT/IRA application and forward it along with a check made payable to The Bank of New York. Certificates for Individual Retirement Accounts can not be issued.

UNITHOLDERS

OWNERSHIP OF UNITS. Ownership of Units of the Trusts will not be evidenced by certificates unless a Unitholder, the Unitholder's registered broker/dealer or the clearing agent for such broker/dealer makes a written request to the Trustee. Units are transferable by making a written request to the Trustee and, in the case of Units evidenced by a certificate, by presenting and surrendering such certificate to the Trustee properly endorsed or accompanied by a written instrument or instruments of transfer which should be sent by registered or certified mail for the protection of the Unitholder. Unitholders must sign such written request, and such certificate or transfer instrument, exactly as their names appear on the records of the Trustee and on any certificate representing the Units to be transferred. Such signatures must be guaranteed as stated under "Redemption--General."

Units may be purchased and certificates, if requested, will be issued in denominations of one Unit or any multiple thereof, subject to each Trust's minimum investment requirement of 100 Units or $1,000. Fractions of Units, if any, will be computed to three decimal places. Any certificate issued will be numbered serially for identification, issued in fully registered form and will be transferable only on the books of the Trustee. The Trustee may require a Unitholder to pay a reasonable fee, to be determined in the sole discretion of the Trustee, for each certificate re-issued or transferred and to pay any governmental charge that may be imposed in connection with each such transfer or interchange. The Trustee at the present time does not intend to charge for the normal transfer or interchange of certificates. Destroyed, stolen, mutilated or lost certificates will be replaced upon delivery to the Trustee of satisfactory indemnity (generally amounting to 3% of the market value of the Units), affidavit of loss, evidence of ownership and payment of expenses incurred.

DISTRIBUTIONS TO UNITHOLDERS. Dividend income received by a Trust is credited by the Trustee to the Income Account of such Trust. Other receipts are credited to the Capital Account of the Trust. Income received by a Trust will be distributed on or shortly after the Record and Computation Dates of each year on a pro rata basis to Unitholders of record as of the preceding Record and Computation Date. All distributions will be net of applicable expenses. There is no assurance that any actual distributions will be made since all dividends received may be used to pay expenses. In addition, if the balance of the Capital Account of a Trust exceeds 1% of the net assets of such Trust, the balance of such Account will be distributed on the fifteenth day of the subsequent month to Unitholders of record on the first day of such month. Proceeds received from the disposition of any of the Securities after a Record and Computation Date and prior to the following Distribution Date will be held in the Capital Account and not distributed until the next Distribution Date applicable to the Capital Account. The Trustee shall be required to make a distribution from the Capital Account as described under "Essential Information." The Trustee is not required to pay interest on funds held in the Capital or Income Accounts (but may itself earn interest thereon and therefore benefits from the use of such funds). The Trustee is authorized to reinvest any funds held in the Capital or Income Accounts, pending distribution, in U.S. Treasury obligations which mature on or before the next applicable Distribution Date. Any obligations so acquired must be held until they mature and proceeds therefrom may not be reinvested.

The distribution to the Unitholders as of each record date will be made on the following Distribution Date or shortly thereafter and shall consist of an amount substantially equal to such portion of the Unitholders' pro rata share of the dividend distributions then held in the Income Account after deducting estimated expenses. Because dividends are not received by the Trusts at a constant rate throughout the year, such distributions to Unitholders are expected to fluctuate. Persons who purchase Units will commence receiving distributions only after such person becomes a record owner. A person will become the owner of Units, and thereby a Unitholder of record, on the date of settlement provided payment has been received. Notification to the Trustee of the transfer of Units is the responsibility of the purchaser, but in the normal course of business such notice is provided by the selling broker-dealer.

As of the first day of each month, the Trustee will deduct from the Income Account of each Trust and, to the extent funds are not sufficient therein, from the Capital Account of such Trust amounts necessary to pay the expenses of such Trust (as determined on the basis set forth under "Expenses of the Trusts"). The Trustee also may withdraw from said accounts such amounts, if any, as it deems necessary to establish a reserve for any governmental charges payable out of a Trust. Amounts so withdrawn shall not be considered a part of a Trust's assets until such time as the Trustee shall return all or any part of such amounts to the appropriate accounts. In addition, the Trustee may withdraw from the Income and Capital Accounts of a Trust such amounts as may be necessary to cover redemptions of Units.

DISTRIBUTION REINVESTMENT. Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested into additional Units of the related Trust without an initial sales charge. In addition, Unitholders may elect to have distributions of capital (including capital gains, if any) or dividends or both automatically invested without charge in shares of any one of several front-end load mutual funds underwritten or advised by Zurich Kemper Investments, Inc. at net asset value if such funds are registered in such Unitholder's state of residence, other than those mutual funds sold with a contingent deferred sales charge. Since the portfolio securities and investment objectives of such Zurich Kemper-advised mutual funds generally will differ significantly from those of the Trusts, Unitholders should carefully consider the consequences before selecting such mutual funds for reinvestment. Detailed information with respect to the investment objectives and the management of such mutual funds is contained in their respective prospectuses, which can be obtained from the Sponsor upon request. An investor should read the prospectus of the reinvestment fund selected prior to making the election to reinvest. Unitholders who desire to have such distributions automatically reinvested should inform their broker at the time of purchase or should file with the Program Agent referred to below a written notice of election.

Unitholders who are receiving distributions in cash may elect to participate in distribution reinvestment by filing with the Program Agent an election to have such distributions reinvested without charge. Such election must be received by the Program Agent at least ten days prior to the Record and Computation Date applicable to any distribution in order to be in effect for such Record Date. Any such election shall remain in effect until a subsequent notice is received by the Program Agent. See "Unitholders--Distributions to Unitholders."

The Program Agent is The Bank of New York. All inquiries concerning participating in distribution reinvestment should be directed to The Bank of New York at its unit investment trust division office.

STATEMENTS TO UNITHOLDERS. With each distribution, the Trustee will furnish or cause to be furnished to each Unitholder a statement of the amount of income and the amount of other receipts, if any, which are being distributed, expressed in each case as a dollar amount per Unit.

The accounts of a Trust are required to be audited annually, at the Trust's expense, by independent public accountants designated by the Sponsor, unless the Sponsor determines that such an audit would not be in the best interest of the Unitholders of such Trust. The accountants' report will be furnished by the Trustee to any Unitholder of a Trust upon written request. Within a reasonable period of time after the end of each calendar year, the Trustee shall furnish to each person who at any time during the calendar year was a Unitholder of a Trust a statement, covering the calendar year, setting forth for such Trust:

A. As to the Income Account:

1. Income received;

2. Deductions for applicable taxes and for fees and expenses of the Trust and for redemptions of Units, if any; and

3. The balance remaining after such distributions and deductions, expressed in each case both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; and

B. As to the Capital Account:

1. The dates of disposition of any Securities and the net proceeds received therefrom;

2. Deductions for payment of applicable taxes and fees and expenses of the Trust held for distribution to Unitholders of record as of a date prior to the determination; and

3. The balance remaining after such distributions and deductions expressed both as a total dollar amount and as a dollar amount representing the pro rata share of each Unit outstanding on the last business day of such calendar year; and

C. The following information:

1. A list of the Securities as of the last business day of such calendar year;

2. The number of Units outstanding on the last business day of such calendar year;

3. The Redemption Price based on the last evaluation made during such calendar year;

4. The amount actually distributed during such calendar year from the Income and Capital Accounts separately stated, expressed both as total dollar amounts and as dollar amounts per Unit outstanding on the Record Dates for each such distribution.

RIGHTS OF UNITHOLDERS. A Unitholder may at any time tender Units to the Trustee for redemption. The death or incapacity of any Unitholder will not operate to terminate a Trust nor entitle legal representatives or heirs to claim an accounting or to bring any action or proceeding in any court for partition or winding up of a Trust.

No Unitholder shall have the right to control the operation and management of a Trust in any manner, except to vote with respect to the amendment of the Trust Agreement or termination of such Trust.

INVESTMENT SUPERVISION

The Trusts are unit investment trusts and are not "actively managed" funds. Traditional methods of investment management for a managed fund typically involve frequent changes in a portfolio of securities on the basis of economic, financial and market analyses. The portfolios of the Trusts, however, will not be actively managed and therefore the adverse financial condition of an issuer will not necessarily require the sale of its securities from the portfolios.

The Trust Agreement provides that the Sponsor may (but need not) direct the Trustee to dispose of a Security in certain events such as the issuer having defaulted on the payment on any of its outstanding obligations or the price of a Security has declined to such an extent or other such credit factors exist so that in the opinion of the Sponsor the retention of such Securities would be detrimental to a Trust. Pursuant to the Trust Agreement and with limited exceptions, the Trustee may sell any securities or other properties acquired in exchange for Securities such as those acquired in connection with a merger or other transaction. If offered such new or exchanged securities or property, the Trustee shall reject the offer. However, in the event such securities or property are nonetheless acquired by a Trust, they may be accepted for deposit in such Trust and either sold by the Trustee or held in such Trust pursuant to the direction of the Sponsor. Proceeds from the sale of Securities (or any securities or other property received by a Trust in exchange for Securities) are credited to the Capital Account for distribution to Unitholders or to meet redemptions. Except as stated under "The Fund" for failed securities or under "Unitholders--Distributions to Unitholders" for short term investment in U.S. Treasury obligations and as provided herein, the acquisition by a Trust of any securities other than the Securities is prohibited. The Trustee may sell Securities, designated by the Sponsor, from a Trust for the purpose of redeeming Units of such Trust tendered for redemption and the payment of expenses.

ADMINISTRATION OF THE TRUSTS

THE TRUSTEE. The Trustee is The Bank of New York, a trust company organized under the laws of New York. The Bank of New York has its offices at 101 Barclay Street, New York, New York 10286, telephone 1-800-701-8178. The Bank of New York is subject to supervision and examination by the Superintendent of Banks of the State of New York and the Board of Governors of the Federal Reserve System, and its deposits are insured by the Federal Deposit Insurance Corporation to the extent permitted by law.

The Trustee, whose duties are ministerial in nature, has not participated in selecting the portfolios of the Trusts. For information relating to the responsibilities of the Trustee under the Trust Agreement, reference is made to the material set forth under "Unitholders."

In accordance with the Trust Agreement, the Trustee shall keep records of all transactions at its office. Such records shall include the name and address of, and the number of Units held by, every Unitholder of each Trust. Such books and records shall be open to inspection by any Unitholder of each Trust at all reasonable times during usual business hours. The Trustee shall make such annual or other reports as may from time to time be required under any applicable state or federal statute, rule or regulation. The Trustee shall keep a certified copy or duplicate original of the Trust Agreement on file in its office available for inspection at all reasonable times during usual business hours by any Unitholder, together with a current list of the Securities held in each Trust. Pursuant to the Trust Agreement, the Trustee may employ one or more agents for the purpose of custody and safeguarding of Securities comprising the Trusts.

Under the Trust Agreement, the Trustee or any successor trustee may resign and be discharged of the trust created by the Trust Agreement by executing an instrument in writing and filing the same with the Sponsor.

The Trustee or successor trustee must mail a copy of the notice of resignation to all Unitholders then of record, not less than sixty days before the date specified in such notice when such resignation is to take effect. The Sponsor upon receiving notice of such resignation is obligated to appoint a successor trustee promptly. If, upon such resignation, no successor trustee has been appointed and has accepted the appointment within thirty days after notification, the retiring Trustee may apply to a court of competent jurisdiction for the appointment of a successor. The Sponsor may at any time remove the Trustee, with or without cause, and appoint a successor trustee as provided in the Trust Agreement. Notice of such removal and appointment shall be mailed to each Unitholder by the Sponsor. Upon execution of a written acceptance of such appointment by such successor trustee, all the rights, powers, duties and obligations of the original Trustee shall vest in the successor. The Trustee must be a corporation organized under the laws of the United States, or any state thereof, be authorized under such laws to exercise trust powers and have at all times an aggregate capital, surplus and undivided profits of not less than $5,000,000.

THE SPONSOR. The Sponsor, EVEREN Unit Investment Trusts, with an office at 77 West Wacker Drive, 29th Floor, Chicago, Illinois 60601, (800) 621-5024, is a service of EVEREN Securities, Inc. The Sponsor acts as underwriter of a number of other EVEREN unit investment trusts and will act as underwriter of any other unit investment trust products developed by the Sponsor in the future. As of December 31, 1995, the total stockholder's equity of EVEREN Securities, Inc. was $261,286,862.

If at any time the Sponsor shall fail to perform any of its duties under the Trust Agreement or shall become incapable of acting or shall be adjudged a bankrupt or insolvent or shall have its affairs taken over by public authorities, then the Trustee may (a) appoint a successor sponsor at rates of compensation deemed by the Trustee to be reasonable and not exceeding such reasonable amounts as may be prescribed by the Securities and Exchange Commission, or (b) terminate the Trust Agreement and liquidate the Trusts as provided therein, or (c) continue to act as Trustee without terminating the Trust Agreement.

The foregoing financial information with regard to the Sponsor relates to the Sponsor only and not to the Trusts. Such information is included in this Prospectus only for the purpose of informing investors as to the financial responsibility of the Sponsor and its ability to carry out its contractual obligations with respect to the Trusts. More comprehensive financial information can be obtained upon request from the Sponsor.

THE EVALUATOR. EVEREN Unit Investment Trusts, the Sponsor, also serves as Evaluator. The Evaluator may resign or be removed by the Trustee in which event the Trustee is to use its best efforts to appoint a satisfactory successor. Such resignation or removal shall become effective upon acceptance of appointment by the successor evaluator. If upon resignation of the Evaluator no successor has accepted appointment within thirty days after notice of resignation, the Evaluator may apply to a court of competent jurisdiction for the appointment of a successor. Notice of such registration or removal and appointment shall be mailed by the Trustee to each Unitholder.

AMENDMENT AND TERMINATION. The Trust Agreement may be amended by the Trustee and the Sponsor without the consent of any of the Unitholders: (1) to cure any ambiguity or to correct or supplement any provision which may be defective or inconsistent; (2) to change any provision thereof as may be required by the Securities and Exchange Commission or any successor governmental agency; or (3) to make such provisions as shall not adversely affect the interests of the Unitholders. The Trust Agreement with respect to a Trust may also be amended in any respect by the Sponsor and the Trustee, or any of the provisions thereof may be waived, with the consent of the holders of Units representing 66 2/3% of the Units then outstanding of such Trust, provided that no such amendment or waiver will reduce the interest of any Unitholder thereof without the consent of such Unitholder or reduce the percentage of Units required to consent to any such amendment or waiver without the consent of all Unitholders of such Trust. In no event shall the Trust Agreement be amended to increase the number of Units of a Trust issuable thereunder or to permit the acquisition of any Securities in addition to or in substitution for those initially deposited in a Trust, except in accordance with the provisions of the Trust Agreement. The Trustee shall promptly notify Unitholders of the substance of any such amendment.

The Trust Agreement provides that each Trust shall terminate upon the liquidation, redemption or other disposition of the last of the Securities held in such Trust but in no event is it to continue beyond the Mandatory Termination Date set forth under "Essential Information." If the value of a Trust shall be less than the applicable minimum value stated under "Essential Information" (40% of the aggregate value of the Securities--based on the value at the date of deposit of such Securities into a Trust), the Trustee may, in its discretion, and shall, when so directed by the Sponsor, terminate such Trust. A Trust may be terminated at any time by the holders of Units representing 66 2/3% of the Units thereof then outstanding.

No later than the Mandatory Termination Date set forth under "Essential Information," the Trustee will begin to sell all of the remaining underlying Securities on behalf of Unitholders in connection with the termination of each Trust. The Sponsor has agreed to assist the Trustee in these sales. The sale proceeds will be net of any incidental expenses involved in the sales.

The Sponsor will attempt to sell the Securities as quickly as it can during the termination proceedings without in its judgment materially adversely affecting the market price of the Securities, but it is expected that all of the Securities will in any event be disposed of within a reasonable time after a Trust's termination. The Sponsor does not anticipate that the period will be longer than one month, and it could be as short as one day, depending on the liquidity of the Securities being sold. The liquidity of any Security depends on the daily trading volume of the Security and the amount that the Sponsor has available for sale on any particular day.

It is expected (but not required) that the Sponsor will generally follow the following guidelines in selling the Securities: for highly liquid Securities, the Sponsor will generally sell Securities on the first day of the Liquidation Period; for less liquid Securities, on each of the first two days of the termination proceedings, the Sponsor will generally sell any amount of any underlying Securities at a price no less than 1/2 of one point under the last closing sale price of those Securities. Thereafter, the price limit will increase to one point under the last closing sale price. After four days, the Sponsor currently intends to sell at least a fraction of the remaining underlying Securities, the numerator of which is one and the denominator of which is the total number of days remaining (including that day) in the termination proceedings without any price restrictions. Of course, no assurances can be given that the market value of the Securities will not be adversely affected during the termination proceedings.

In the event of termination of a Trust, written notice thereof will be sent by the Trustee to all Unitholders of such Trust. Within a reasonable period after termination of a Trust the Trustee will sell any Securities remaining in such Trust and, after paying all expenses and charges incurred by such Trust, will distribute to Unitholders thereof (upon surrender for cancellation of certificates for Units, if issued) their pro rata share of the balances remaining in the Income and Capital Accounts of such Trust.

LIMITATIONS ON LIABILITY. The Sponsor: The Sponsor is liable for the performance of its obligations arising from its responsibilities under the Trust Agreement, but will be under no liability to the Unitholders for taking any action or refraining from any action in good faith pursuant to the Trust Agreement or for errors in judgment, except in cases of its own gross negligence, bad faith or willful misconduct or its reckless disregard for its duties thereunder. The Sponsor shall not be liable or responsible in any way for depreciation or loss incurred by reason of the sale of any Securities.

The Trustee: The Trust Agreement provides that the Trustee shall be under no liability for any action taken in good faith in reliance upon prima facie properly executed documents or for the disposition of monies, Securities or certificates except by reason of its own negligence, bad faith or willful misconduct, or its reckless disregard for its duties under the Trust Agreement, nor shall the Trustee be liable or responsible in any way for depreciation or loss incurred by reason of the sale by the Trustee of any Securities. In the event that the Sponsor shall fail to act, the Trustee may act and shall not be liable for any such action taken by it in good faith. The Trustee shall not be personally liable for any taxes or other governmental charges imposed upon or in respect of the Securities or upon the interest thereof. In addition, the Trust Agreement contains other customary provisions limiting the liability of the Trustee.

The Evaluator: The Trustee and Unitholders may rely on any evaluation furnished by the Evaluator and shall have no responsibility for the accuracy thereof. The Trust Agreement provides that the determinations made by the Evaluator shall be made in good faith upon the basis of the best information available to it, provided, however, that the Evaluator shall be under no liability to the Trustee or Unitholders for errors in judgment, but shall be liable for its gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement.

EXPENSES OF THE TRUSTS

The Sponsor will not charge the Trusts any fees for services performed as Sponsor. The Sponsor will receive a portion of the sale commissions paid in connection with the purchase of Units and will share in profits, if any, related to the deposit of Securities in the Trusts.

The Trustee receives for its services that fee set forth under "Essential Information." However, in no event shall such fee amount to less than $2,000 in any single calendar year for any Trust. The Trustee's fee which is calculated monthly is based on the largest number of Units in each Trust outstanding during the calendar year for which such compensation relates. The Trustee's fees are payable monthly on or before the fifteenth day of the month from the Income Account to the extent funds are available and then from the Capital Account. The Trustee benefits to the extent there are funds for future distributions, payment of expenses and redemptions in the Capital and Income Accounts since these Accounts are non-interest bearing and the amounts earned by the Trustee are retained by the Trustee. Part of the Trustee's compensation for its services to each Trust is expected to result from the use of these funds.

For evaluation of the Securities in each Trust, the Evaluator shall receive that fee set forth under "Essential Information", payable monthly, based upon the largest number of Units outstanding during the calendar year for which such compensation relates.

The Trustee's fees and the Evaluator's fees are deducted from the Income Account of the Trust to the extent funds are available and then from the Capital Account. Each such fee may be increased without approval of Unitholders by amounts not exceeding a proportionate increase in the Consumer Price Index or any equivalent index substituted therefor.

Expenses incurred in establishing each Trust, including the cost of the initial preparation of documents relating to the Trust (including the Prospectus, Trust Agreement and certificates), federal and state registration fees, the initial fees and expenses of the Trustee, legal and accounting expenses, payment of closing fees and any other out-of-pocket expenses, will be paid by such Trust (out of the Income Account) and it is intended that such expenses be amortized over a five year period or over the life of such Trust if less than five years. The following additional charges are or may be incurred by each Trust: (a) fees for the Trustee's extraordinary services; (b) expenses of the Trustee (including legal and auditing expenses, but not including any fees and expenses charged by an agent for custody and safeguarding of Securities) and of counsel, if any; (c) various governmental charges; (d) expenses and costs of any action taken by the Trustee to protect the Trust or the rights and interests of the Unitholders; (e) indemnification of the Trustee for any loss, liability or expense incurred by it in the administration of the Trust not resulting from gross negligence, bad faith or willful misconduct on its part or its reckless disregard for its obligations under the Trust Agreement; (f) indemnification of the Sponsor for any loss, liability or expense incurred in acting in that capacity without gross negligence, bad faith or willful misconduct or its reckless disregard for its obligations under the Trust Agreement; and (g) expenditures incurred in contacting Unitholders upon termination of the Trust. The fees and expenses set forth herein are payable out of the Trust and, when owing to the Trustee, are secured by a lien on the Trust. Since the Securities are all common stocks, and the income stream produced by dividend payments, if any, is unpredictable, the Sponsor cannot provide any assurance that dividends will be sufficient to meet any or all expenses of the Trusts. If the balances in the Income and Capital Accounts are insufficient to provide for amounts payable by a Trust, the Trustee has the power to sell Securities to pay such amounts. These sales may result in capital gains or losses to Unitholders. See "Federal Tax Status." Notwithstanding anything to the contrary herein, the total annual expenses paid by a Trust shall not exceed $0.035 per Unit of such Trust; to the extent that the annual expenses to be charged to a Trust exceed such amount, the Sponsor will pay such excess amount at its own expense.

LEGAL OPINIONS

The legality of the Units offered hereby and certain matters relating to federal tax law have been passed upon by Chapman and Cutler, 111 West Monroe Street, Chicago, Illinois 60603, as counsel for the Sponsor.

INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The statements of condition and the related portfolios at the Initial Date of Deposit included in this Prospectus have been audited by Grant Thornton LLP, independent certified public accountants, as set forth in their report in the Prospectus, and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

                                 ------------

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

UNITHOLDERS

EVEREN UNIT INVESTMENT TRUSTS, SERIES 52

We have audited the accompanying statements of condition and the related portfolios of EVEREN Unit Investment Trusts, Series 52, as of October 1, 1996. The statements of condition and portfolios are the responsibility of the Sponsor. Our responsibility is to express an opinion on such financial statements based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. Our procedures included confirmation of a letter of credit deposited to purchase Securities by correspondence with the Trustee. An audit also includes assessing the accounting principles used and significant estimates made by the Sponsor, as well as evaluating the overall financial statement presentation. We believe our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of EVEREN Unit Investment Trusts, Series 52 as of October 1, 1996, in conformity with generally accepted accounting principles.

                                        GRANT THORNTON LLP

Chicago, Illinois

October 1, 1996

EVEREN UNIT INVESTMENT TRUSTS, SERIES 52

STATEMENTS OF CONDITION

AT THE OPENING OF BUSINESS ON OCTOBER 1, 1996, THE INITIAL DATE OF DEPOSIT

TRUST PROPERTY

                                                               THE 5    THE 10
                                                              -------- --------
Contracts to purchase Securities (1) (2)..................... $250,128 $249,765
Organizational costs (3).....................................    8,104   12,656
                                                              -------- --------
    Total.................................................... $258,232 $262,421
                                                              ======== ========
NUMBER OF UNITS..............................................   25,215   25,216
                                                              ======== ========

LIABILITY AND INTEREST OF UNITHOLDERS

Liability--
  Accrued organizational costs (3)........................... $  8,104 $ 12,656
Interest of Unitholders--
  Cost to investors (4)......................................  252,145  252,161
  Less: Gross underwriting commission (4)....................    2,017    2,396
                                                              -------- --------
  Net interest to Unitholders (1) (2) (4)....................  250,128  249,765
                                                              -------- --------
    Total.................................................... $258,232 $262,421
                                                              ======== ========

----------
NOTES:

(1) Aggregate cost of the Securities is based on the last offer price evaluations as determined by the Trustee.

(2) An irrevocable letter of credit issued by The Bank of New York has been deposited with the Trustee covering the funds (aggregating $499,893) necessary for the purchase of the Securities in the Trust represented by purchase contracts.

(3) Each Trust will bear all or a portion of its organizational costs, which the Sponsor intends to defer and amortize over five years or over the life of such Trust if less than five years. Organizational costs have been estimated based on a projected Trust size of $4 million and $6 million for the The 5 and The 10 respectively. The Sponsor has agreed to rebate to the Trusts operating expenses including organizational costs in excess of $0.035 per Unit. Organizational costs may be more or less than this estimate based upon the actual size of each Trust.

(4) The aggregate cost to investors includes the applicable sales charge assuming no reduction of sales charges for quantity purchases.

EVEREN UNIT INVESTMENT TRUSTS, SERIES 52

DEFINED GROWTH STRATEGY 5 (OCTOBER 1996 SERIES)

PORTFOLIO AS OF OCTOBER 1, 1996

                                                                 AGGREGATE    ANNUALIZED
                   NAME OF ISSUER              NUMBER             COST OF       CURRENT
               OF SECURITIES DEPOSITED           OF   PRICE PER  SECURITIES    DIVIDEND
SYMBOL          OR CONTRACTED FOR (1)          SHARES   SHARE   TO TRUST (2) PER SHARE (3)
------         -----------------------         ------ --------- ------------ -------------
T        AT&T                                   1329   $37.750  $ 50,170.00     $1.320
CHV      Chevron Corp.                           798    62.625    49,975.00      2.160
GM       General Motors Corp.                   1044    48.000    50,112.00      1.600
IP       International Paper Co.                1176    42.500    49,980.00      1.000
MMM      Minnesota Mining & Manufacturing Co.    714    69.875    49,891.00      1.960
                                                                -----------
                                                                $250,128.00
                                                                ===========

EVEREN UNIT INVESTMENT TRUSTS, SERIES 52
DEFINED GROWTH STRATEGY 10 (OCTOBER 1996 SERIES)

PORTFOLIO AS OF OCTOBER 1, 1996

                                                                 AGGREGATE    ANNUALIZED
                   NAME OF ISSUER              NUMBER             COST OF       CURRENT
               OF SECURITIES DEPOSITED           OF   PRICE PER  SECURITIES    DIVIDEND
SYMBOL          OR CONTRACTED FOR (1)          SHARES   SHARE   TO TRUST (2) PER SHARE (3)
------         -----------------------         ------ --------- ------------ -------------
T       AT&T Corp.                               664   $37.750  $ 25,066.00     $1.320
CHV     Chevron Corp.                            399    62.625    24,987.00      2.160
DD      Du Pont (E.I.) De Nemours & Co.          281    88.375    24,833.00      2.280
XON     Exxon Corp.                              299    83.375    24,929.00      3.160
GM      General Motors Corp.                     522    48.000    25,056.00      1.600
IP      International Paper Co.                  588    42.500    24,990.00      1.000
MMM     Minnesota Mining & Manufacturing Co.     357    69.875    24,945.00      1.960
JPM     Morgan, J.P. & Co., Inc.                 282    89.000    25,098.00      3.240
MO      Philip Morris Cos., Inc.                 277    89.875    24,895.00      4.800
TX      Texaco, Inc.                             271    92.125    24,966.00      3.400
                                                                -----------
                                                                $249,765.00
                                                                ===========

NOTES TO PORTFOLIOS

(1) All or a portion of the Securities may have been deposited in the Trust. Any undelivered Securities are represented by "regular way" contracts for the performance of which an irrevocable letter of credit has been deposited with the Trustee. At the Initial Date of Deposit, the Sponsor has assigned to the Trustee all of its rights, title and interest in and to such undelivered Securities. Contracts to purchase Securities were entered into on September 30, 1996 and all have an expected settlement date of October 3, 1996 (see "The Fund"). Percentages are based on the cost of Securities to the Trust.
(2) The market value of each Security is based on the closing offer price on a national securities exchange if the Security is listed thereon or, if not so listed, then on the over-the-counter market, in each case, on the day prior to the Initial Date of Deposit. As of the Initial Date of Deposit other information regarding the Securities in each Trust is as follows:

                                                                       BID SIDE
                                               COST TO  PROFIT (LOSS)  VALUE OF
                                               SPONSOR   TO SPONSOR   SECURITIES
                                               -------- ------------- ----------
      The 5................................... $250,127     $  1       $249,229
      The 10.................................. $249,590     $175       $249,000

(3) The Annualized Current Dividend per Share for each Security was calculated by annualizing the latest quarterly or semi-annual common stock dividend declaration on that Security. There can be no assurance that the future dividend payments, if any, will be maintained in an amount equal to the dividend listed above.

                               ----------------

The Sponsor may have participated as issuer, sole underwriter, managing underwriter or member of an underwriting syndicate in a public offering of one or more of the stocks in the Trusts. The Sponsor may serve as a specialist in the stocks in the Trusts on one or more stock exchanges and may have a long or short position in any of these stocks or in options on any of these stocks, and may be on the opposite side of public orders executed on the floor of an exchange where such stocks are listed. An officer, director or employee of the Sponsor may be an officer or director of one or more of the issuers of the stocks in the Trusts. The Sponsor may trade for its own account as an odd-lot dealer, market maker, block positioner and/or arbitrageur in any stocks or options relating thereto. The Sponsor, its affiliates, directors, elected officers and employee benefit programs may have either a long or short position in any stock or option of the issuers.

CONTENTS                                                                    Page
                                                                            ----
SUMMARY....................................................................    2
ESSENTIAL INFORMATION......................................................    5
FEE TABLE..................................................................    6
THE FUND...................................................................    7
THE TRUST PORTFOLIOS.......................................................    8
RISK FACTORS...............................................................   18
FEDERAL TAX STATUS.........................................................   21
PUBLIC OFFERING OF UNITS...................................................   25
 Public Offering Price.....................................................   25
 Public Distribution of Units..............................................   26
 Sponsor Profits...........................................................   28
MARKET FOR UNITS...........................................................   28
REDEMPTION.................................................................   28
 General...................................................................   28
 Computation of Redemption Price...........................................   30
INTERIM AND FINAL REDEMPTION AND
  ROLLOVER IN NEW TRUSTS...................................................   31
RETIREMENT PLANS...........................................................   33
UNITHOLDERS................................................................   34
 Ownership of Units........................................................   34
 Distributions to Unitholders..............................................   34
 Distribution Reinvestment.................................................   35
 Statements to Unitholders.................................................   36
 Rights of Unitholders.....................................................   36
INVESTMENT SUPERVISION.....................................................   37
ADMINISTRATION OF THE TRUSTS...............................................   37
 The Trustee...............................................................   37
 The Sponsor...............................................................   38
 The Evaluator.............................................................   38
 Amendment and Termination.................................................   38
 Limitations on Liability..................................................   39
EXPENSES OF THE TRUSTS.....................................................   40
LEGAL OPINIONS.............................................................   41
INDEPENDENT CERTIFIED PUBLIC
  ACCOUNTANTS..............................................................   41
REPORT OF INDEPENDENT CERTIFIED PUBLIC
  ACCOUNTANTS..............................................................   42
STATEMENTS OF CONDITION....................................................   43
PORTFOLIOS.................................................................   44

                                ---------------

This Prospectus does not contain all of the information with respect to the investment company set forth in its registration statement and exhibits relating thereto which have been filed with the Securities and Exchange Commission, Washington, D.C. under the Securities Act of 1933 and the Investment Company Act of 1940, and to which reference is hereby made.

                                ---------------

No person is authorized to give any information or to make any representations with respect to this investment company not contained in this Prospectus, and any information or representation not contained herein must not be relied upon as having been authorized by the Trusts, the Trustee, or the Sponsor. Such registration does not imply that the Trusts or the Units have been guaranteed, sponsored, recommended or approved by the United States or any state or any agency or officer thereof.

                                ---------------

This Prospectus does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any state to any person to whom it is not lawful to make such offer in such state or country.

EVEREN Unit Investment Trusts
77 West Wacker Drive, 29th Floor
Chicago, IL 60601-1994


-------------------------------------------
=====================

       Defined
        Growth
       Strategy
        5 & 10
 October 1996 Series

=====================
                       =====================
                           Sponsored by:
                              EVEREN
                               Unit
                            Investment
                              Trusts
                       =====================

--------------------------------------------
         Prospectus October 1, 1996
--------------------------------------------

                       CONTENTS OF REGISTRATION STATEMENT

This Registration Statement comprises the following papers and documents.

        The facing sheet
        The Cross-Reference Sheet
        The Prospectus
        The Signatures
        The following exhibits.
 1.1.   Trust Agreement.
 1.1.1. Standard Terms and Conditions of Trust. Reference is made to Exhibit
        1.1.1 to the Registration Statement on Form S-6 with respect to EVEREN
        Unit Investment Trusts, Series 39 (Registration No. 33-63111) as filed on November 7, 1995.
 2.1.   Form of Certificate of Ownership (pages three and four of the Standard
        Terms and Conditions of Trust included as Exhibit 1.1.1).
 3.1. Opinion of counsel to the Sponsor as to legality of the securities being registered including a consent to the use of its name under "Legal Opinions" in the Prospectus.
 4.1.   Consent of Grant Thornton LLP.
 Ex-27. Financial Data Schedules.

                                   SIGNATURES

  The Registrant, EVEREN Unit Investment Trusts, Series 52 hereby identifies Kemper Equity Portfolio Trusts Series 1 and EVEREN Unit Investment Trusts Series 39 for purposes of the representations required by Rule 487 and represents the following:

    (1) That the Portfolio Securities deposited in the Series as to the Securities of which this Registration Statement is being filed do not differ materially in type or quality from those deposited in such previous series;

    (2) That, except to the extent necessary to identify the specific Portfolio Securities deposited in, and to provide essential financial information for, the Series with respect to the Securities of which this Registration Statement is being filed, this Registration Statement does not contain disclosures that differ in any material respect from those contained in the Registration Statements for such previous series as to which the effective date was determined by the Commission or the Staff; and

    (3) That it has complied with Rule 460 under the Securities Act of 1933.

  Pursuant to the requirements of the Securities Act of 1933, the Registrant, EVEREN Unit Investment Trusts, Series 52 has duly caused this Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Chicago, and State of Illinois, on the 1st day of October, 1996.

                                          EVEREN Unit Investment Trusts,
                                           Series 52

                                            Registrant

                                          By: EVEREN Unit Investment Trusts,
                                          a service of EVEREN Securities, Inc.

                                          Depositor

                                               /s/ Michael J. Thoms
                                          By: _________________________________
                                                     Michael J. Thoms

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW ON OCTOBER 1, 1996 BY THE FOLLOWING PERSONS, WHO CONSTITUTE A MAJORITY OF THE BOARD OF DIRECTORS OF EVEREN SECURITIES, INC.

                 SIGNATURE                                     TITLE
                 ---------                                     -----
           /s/ James R. Boris               Chairman and Chief Executive Officer
-------------------------------------------
              James R. Boris

         /s/ Daniel D. Williams             Senior Executive Vice President, Chief
-------------------------------------------  Financial Officer and Treasurer
            Daniel D. Williams

          /s/ Frank V. Geremia              Senior Executive Vice President
-------------------------------------------
             Frank V. Geremia

        /s/ Stephen G. McConahey            President and Chief Operating Officer
-------------------------------------------
           Stephen G. McConahey

         /s/ Stanley R. Fallis              Senior Executive Vice President and Chief
-------------------------------------------  Administrative Officer
             Stanley R. Fallis

          /s/ David M. Greene               Senior Executive Vice President and
-------------------------------------------  Director of Client Services
              David M. Greene

          /s/ Thomas R. Reedy               Senior Executive Vice President and
-------------------------------------------  Director of Capital Markets
              Thomas R. Reedy

           /s/ Janet L. Reali               Executive Vice President, Corporate Counsel
-------------------------------------------  and Corporate Secretary
              Janet L. Reali

                                               /s/ Michael J. Thoms
                                          _____________________________________
                                                     Michael J. Thoms

  MICHAEL J. THOMS SIGNS THESE DOCUMENTS PURSUANT TO POWERS OF ATTORNEY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WITH AMENDMENT NO. 1 TO THE REGISTRATION STATEMENT ON FORM S-6 FOR EVEREN UNIT INVESTMENT TRUSTS, SERIES 39 (FILE NO. 33-63111).